Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

BRISTOL-MYERS SQUIBB COMPANY,

GOTHAM MERGER SUB INC.

and

MYOKARDIA, INC.

Dated as of October 3, 2020

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

Annex I	—	Conditions to the Offer
Exhibit A	—	Amended and Restated Certificate of Incorporation of MyoKardia, Inc.

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2020 (this “Agreement”), is by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Gotham Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and MyoKardia, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer to acquire all of the outstanding shares of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) for $225.00 per share (such amount, or any other amount per share paid in such offer in accordance with this Agreement, the “Offer Price”), net to the seller in cash, without interest (such offer, as may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”);

WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger, and pursuant to the Merger each share of Company Common Stock that is not validly tendered and accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time and (iv) resolved, subject to the terms of this Agreement, to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has unanimously duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement advisable;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Tassos Gianakakos, as a holder of Company Common Stock, has delivered to Parent and Merger Sub a tender and support agreement (the “Support Agreement”) dated as of the date hereof providing that such stockholder has, among other things, agreed to (i) tender the shares of Company Common Stock beneficially owned by him in the Offer, and (ii) support the Merger and the other Transactions, each on the terms and subject to the conditions set forth in the Support Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Transactions

SECTION 1.01.    The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Article VII, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)    In accordance with the terms and conditions of this Agreement, and subject only to the satisfaction or waiver (to the extent such waiver is permitted by this Agreement and applicable Law) of the conditions set forth in Annex I (collectively, the “Offer Conditions”) and, for the avoidance of doubt, no other conditions, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or as promptly as practicable following the Offer Acceptance Time (and in any event within three (3) Business Days) pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(c)    The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement and subject only to the Minimum Condition and the other Offer Conditions. Merger Sub expressly reserves the exclusive right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition, the Termination Condition or the conditions set forth in clause (b) or (d) of Annex I and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, without the prior written consent of the Company, Merger Sub shall not, and Parent shall cause Merger Sub not to, (A) except as otherwise required or expressly permitted by Section 1.01(f), decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of shares of Company Common Stock sought to be purchased in the Offer, (D) impose any conditions to the Offer other than the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Company Common Stock, (F) amend, modify or waive the Minimum Condition, the Termination Condition or the conditions set forth in clause (b) or (d) of Annex I, (G) except as otherwise required or expressly permitted by Section 1.01(e), extend or otherwise change the Expiration Time or (H) otherwise amend, modify or supplement any of the other terms of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Company Common Stock. The Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VII.

(d)    The Offer shall expire at midnight (New York City time) (i.e., one minute after 11:59 p.m. New York City time) on the date that is twenty business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e)    Subject to each party hereto’s respective rights to terminate the Agreement pursuant to Article VII:

(i)    If, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then (x) Merger Sub may, in its sole discretion (and without the consent of the Company or any other Person) and (y) upon the Company’s written request, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (each such increment to end at 5:00 p.m., New York City time, on the last Business Day of such increment) in order to permit the satisfaction of such Offer Condition(s); provided, however, that (i) Merger Sub shall not be required to extend the Offer to a date later than the Outside Date and Merger Sub shall not be permitted to extend the offer to a date later than the Outside Date without the prior written consent of the Company and (ii) if at any then scheduled expiration of the Offer, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived (to the extent permitted by this Agreement and applicable Law) and the Minimum Condition has not been satisfied, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) extend the Offer for more than three additional consecutive increments of ten (10) Business Days (or such shorter periods as may be agreed to by the Company and Merger Sub);

(ii)    Merger Sub shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or The NASDAQ Global Select Market (the “NASDAQ”) or its staff; and

(iii)    Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer in any manner except as required or expressly permitted pursuant to this Section 1.01(e).

(f)    The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(g)    In the event that this Agreement is terminated in accordance with Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) as promptly as practicable (and in any event within one (1) Business Day of such termination) irrevocably and unconditionally terminate the Offer, and shall not acquire any shares of Company Common Stock pursuant to the Offer and shall cause any depository acting on behalf of Parent or Merger Sub to return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof.

(h)    As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (the Schedule TO, together with all documents included therein pursuant to which the Offer will be made, and all amendments and supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent such party becomes aware that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of shares of Company Common

Stock, in each case as and to the extent required by applicable Law. The Company shall promptly furnish or otherwise make available to Parent, Merger Sub or Parent’s legal counsel any information concerning the Company and the Company’s Subsidiaries that is required by the Exchange Act to be set forth in the Offer Documents or that is reasonably requested by Parent or Merger Sub in connection with any action contemplated by this Section 1.01(h). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub agree to provide the Company and its counsel with any comments (including a summary of any oral comments) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Merger Sub shall give the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any comments of the SEC or its staff with respect to the Offer Documents, and Parent and Merger Sub shall respond promptly to any such comments.

(i)    Each of Parent, Merger Sub, the Company and the paying agent with respect to the Offer shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 1.02.    Company Actions.

(a)    As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate, in accordance with applicable U.S. Federal securities Laws and Section 262 of the DGCL, to holders of shares of Company Common Stock a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.02, shall contain the Company Board Recommendation and a notice of appraisal rights in accordance with Section 262 of the DGCL. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent such party becomes aware that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to promptly be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or its legal counsel any information concerning Parent, Merger Sub or any Affiliate of Parent that is required by the Exchange Act to be set forth in the Schedule 14D-9 or that is reasonably requested in connection with any action contemplated by this Section 1.02(a). Unless the Board of Directors of the Company has made an Adverse Recommendation Change, (i) Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel, (ii) the Company agrees to provide Parent and its counsel with any comments (including a summary of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and (iii) the Company shall give Parent and its counsel a reasonable opportunity to participate in the formulation of any written response to any comments of the SEC or its staff with respect to the Schedule 14D-9, and the Company shall respond promptly to any such comments. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Company Common Stock.

(b)    In connection with the Offer, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories as of the most recent practicable date, to the extent known by the Company, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) as Parent may reasonably request in connection with the Offer. Except as permitted by Section 5.05, Parent and Merger Sub and their Representatives shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Transactions and, if this Agreement shall be terminated, shall, upon written request, deliver, and shall use their reasonable efforts to cause their Representatives to deliver, to the Company or destroy (at Parent’s election) all copies and any extracts or summaries from such information then in their possession or control.

(c)    Subject to Section 1.01(h) and Section 5.02, the Company consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation.

SECTION 1.03.    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.04.    Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) and in any event no later than one (1) Business Day following the satisfaction or waiver of such conditions, at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.05.    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.06.    Merger Without Meeting of Stockholders. The Merger shall be effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

SECTION 1.07.    Effects of the Merger. The Merger shall have the effects provided in this Agreement, the Certificate of Merger and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.08.    Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read in its entirety as set forth on Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06 hereof). The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “MyoKardia, Inc.”, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06 hereof).

SECTION 1.09.    Directors and Officers of the Surviving Corporation. (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;

Equity-Based Awards

SECTION 2.01.    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)    Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b)    Cancelation of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock then held by Parent or Merger Sub, including any shares irrevocably accepted for payment by Merger Sub in the Offer, shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)    Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (i) Appraisal Shares to be treated in accordance with Section 2.06 and (ii) shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) shall be converted automatically into and shall thereafter represent only the right to receive $225.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.02(b).

SECTION 2.02.    Exchange of Certificates and Book Entry Shares.

(a)    Paying Agent. Prior to the Closing Date, Parent shall designate the Company’s transfer agent (or another bank or trust company reasonably acceptable to the Company) to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in short-term direct obligations of the United States of America or short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Paying Agent for purposes of paying the Merger Consideration, and any amounts in excess of the aggregate amount of the Merger Consideration payable pursuant to Section 2.01 shall be returned to the Surviving Corporation in accordance with Section 2.02(e). Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein. The Exchange Fund shall not be used for any purpose other than as expressly set forth in this Agreement.

(b)    Payment Procedures. Promptly after the Effective Time, and in any event within three (3) Business Days thereafter, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, as of immediately prior to the Effective Time, a holder of record of Company Common Stock (other than the Company Common Stock to be canceled in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c). Upon (A) surrender of a Certificate for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent) or (B) in the case of Book Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)    Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed with respect to, and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of, the shares of Company Common Stock that were outstanding immediately prior to the Effective

Time. From and after the Effective Time, the holders of Certificates that represented ownership of shares of Company Common Stock and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(f), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a customary bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(e)    Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.

(f)    No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.03.    Equity-Based Awards; ESPP.

(a)    Company Stock Options; Company RSU Awards; Company PSU Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions and take such other lawful actions (which, in each case, do not involve the payment of any consideration in excess of, or in addition to, the consideration provided pursuant to sub-clauses (i) through (iii) of this Section 2.03(a)) as may be required to provide that, immediately prior to the Effective Time:

(i)    by virtue of the Merger and without any action on the part of the holder thereof, each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled and automatically converted into solely the right to receive, for each share of Company Common Stock underlying such Company Stock Option, without interest and subject to deduction for any required withholding under applicable Tax Law, an amount in cash from Parent or the Surviving Corporation equal to the excess of (A) the Offer Price over (B) the per share exercise price of such Company Stock Option;

(ii)    by virtue of the Merger and without any action on the part of the holder thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and automatically converted into solely the right to receive, for each share of Company Common Stock underlying such Company RSU Award, without interest and subject to deduction for any required withholding under applicable Tax Law, an amount in cash from Parent or the Surviving Corporation equal to the Offer Price; and

(iii)    by virtue of the Merger and without any action on the part of the holder thereof, each Company PSU Award that is outstanding immediately prior to the Effective Time, shall be cancelled and automatically converted into solely the right to receive for each share of Company Common Stock underlying such Company PSU Award, without interest and subject to deduction for any required withholding under applicable Tax Law, an amount in cash from Parent or the Surviving Corporation equal to the Offer Price, which amount shall be payable on the same schedule and subject to the same vesting conditions (including any acceleration of vesting conditions) as applied to the Company PSU Award immediately prior to the Effective Time.

(b)    Company ESPP. As promptly as reasonably practicable following the date of this Agreement, the Company shall take such actions (to the extent not already taken prior to the date of this Agreement) as may be required to provide that, with respect to the MyoKardia, Inc. Amended and Restated Employee Stock Purchase Plan (the “Company ESPP”) (i) participation following the date of this Agreement shall be limited to those employees who participated in the Company ESPP immediately prior to the execution and delivery of this Agreement, (ii) participants may not increase their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of this Agreement (unless otherwise required by the Code), (iii) no new offering period shall commence, nor shall any existing offering period be extended, after the execution and delivery of this Agreement, (iv) each participant’s outstanding right to purchase shares of Company Common Stock under the Company ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the Company ESPP); provided that all amounts allocated to each participant’s account under the Company ESPP as of such date shall be returned to the participant by the Company pursuant to the terms of the Company ESPP, and (v) the Company ESPP shall terminate no later than immediately prior to the Effective Time.

SECTION 2.04.    Payments with Respect to Equity-Based Awards. Promptly after the Effective Time (but in any event, no later than the second (2nd) payroll date after the Effective Time), the Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Section 2.03 (less any withholding required under any applicable Tax Law); provided that payments with respect to any Company PSU Awards shall be made as promptly as reasonably practicable following vesting of such Company PSU Award.

SECTION 2.05.    Adjustments. Without duplication of any adjustment made pursuant to Section 1.01(f), if between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration shall be appropriately and proportionately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change. For the avoidance of doubt, the Merger Consideration, as adjusted pursuant to this Section 2.05, shall equal the Offer Price, as adjusted pursuant to Section  1.01(f).

SECTION 2.06.    Appraisal Rights. (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)    The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock (as well as attempted withdrawals of such demands and any other instruments served pursuant to the DGCL that are received by the Company relating to stockholders’ rights of appraisal), and Parent shall have the right to participate in, and after the Effective Time, direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.07.    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Article III to which it corresponds in number and each other section or subsection of this Article III to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC and publicly available on or after January 1, 2018 and prior to the date of this Agreement (the “Filed SEC Documents”), other than any cautionary or forward-looking information in any such Filed SEC Document, including information contained in the “Risk Factors” or “Forward-Looking Statements” sections thereof (provided that nothing disclosed in the Filed SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.01(a) (Organization; Standing), Section 3.02 (Capitalization), Section 3.03(a) and (b) (Authority; Noncontravention) and clause (b) of Section 3.06 (Absence of Certain Changes)):

SECTION 3.01.    Organization; Standing. (a) The Company is a corporation duly organized and validly existing under the Laws of the State of Delaware, is in good standing with the Secretary of State, and has all requisite corporate power and corporate authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the Company Charter Documents are included in the Filed SEC Documents, and each as so made available is in full force and effect on the date of this Agreement.

(b)    Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as is it is now being conducted. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Subsidiaries of the Company, in each case, as amended to the date of this Agreement, have been made available to Parent or are included in the Filed SEC Documents, and each as so made available is in full force and effect on the date of this Agreement. Section 3.01(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company as of the date of this Agreement and its jurisdiction of incorporation or organization.

SECTION 3.02.    Capitalization. (a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). At the close of business on October 1, 2020 (the “Capitalization Date”), (i) 53,308,689 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company as treasury stock, (iii) 1,245,815 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, (iv) 4,734,132 shares of Company Common Stock were subject to Company Stock Options (which have a weighted average exercise price of $42.60 per share), (v) 891,821 shares of Company Common Stock were subject to outstanding Company RSU Awards, (vi) 83,175 shares of Company Common Stock were subject to outstanding Company PSU Awards at target (which is the same as maximum) performance, (vii) 1,579,961 shares of Company Common Stock were reserved and available for purchase under the Company ESPP and (viii) no shares of Company Preferred Stock were issued or outstanding. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities, except pursuant to the exercise of Company Stock Options or the settlement of Company RSU Awards outstanding as of the Capitalization Date in accordance with their terms, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.

(b)    Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding subscription, options, warrants, rights, calls, stock appreciation rights, restricted or performance stock units, phantom stock or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests (including any Indebtedness of the Company or any of its Subsidiaries having the right to vote or convertible into, or exchangeable for, securities having the right to vote) in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, calls, stock appreciation rights, restricted or performance stock units, phantom stock, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other outstanding obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing securities covered in clauses (i) - (iv) above (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”). There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the Company ESPP or the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options, Company RSU Awards or Company PSU Awards), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, call or rights of first refusal or similar rights with respect to any Company Securities. No Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock are, and all shares of Company Common Stock to be purchased pursuant to the Company ESPP and all shares of Company Common Stock issued upon exercise of Company Stock Options or settlement of the Company RSU Awards or Company PSU Awards will be when issued, duly authorized and validly issued and are or will be, as applicable, fully paid, nonassessable and free of preemptive rights.

(c)    Section 3.02(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of all incentive equity awards, including: (i) each outstanding Company Stock Option, including the name of the holder of such Company Stock Option, the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option, the exercise price with respect thereto, the applicable grant date and expiration date thereof and the applicable vesting schedule with respect thereto, (ii) each outstanding Company RSU Award, including the name of the holder of such Company RSU Award, the number of shares of Company Common Stock underlying such Company RSU Award, the applicable grant date thereof and the applicable vesting schedule with respect thereto, (iii) each outstanding Company PSU Award, including the name of the holder of such Company PSU Award, the number of shares of Company Common Stock underlying such Company PSU Award at target (which is the same as maximum) performance, the applicable grant date thereof and the applicable vesting schedule with respect thereto, and (iv) the maximum number of shares of Company Common Stock issuable under the Company ESPP at the end of the current purchase period.

(d)    All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). There are no subscriptions, options, warrants, rights, calls, stock appreciation rights, restricted or performance stock units, phantom stock, convertible or exchangeable security or other contracts or other commitments, understandings, restrictions or arrangements relating to the granting, issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. Except for its interests in any of its Subsidiaries and investments in short-term marketable securities made in the ordinary course of business, the Company does not own, directly or indirectly, any capital stock of, or other equity interests of any nature in, any Person.

SECTION 3.03.    Authority; Noncontravention. (a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and, assuming that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for filing the Certificate of Merger with the Secretary of State pursuant to the DGCL and assuming the accuracy of the representations and warranties set forth in Section 4.10, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exceptions”).

(b)    The Board of Directors of the Company, at a meeting duly called and held, unanimously adopted resolutions (i) determining that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) resolving that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time, and (iv) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c)    Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, does or will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Offer Acceptance Time or the Effective Time, as applicable, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) or otherwise give rise to increased rights or rights of purchase under or accelerate the performance required by the Company or any of its Subsidiaries under any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or (z) result in the creation of any Lien (other than any Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Offer and the Merger on or before the Outside Date.

SECTION 3.04.    Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Schedule 14D-9, (b) compliance with the rules and regulations of the NASDAQ, (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act and (e) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Offer and the Merger on or before the Outside Date.

SECTION 3.05.    Company SEC Documents; Undisclosed Liabilities. (a) The Company has filed with or furnished to the SEC, on a timely basis, all required reports, schedules, forms, statements and other documents required to be filed by the Company with or furnished by the Company to the SEC pursuant to the Securities Act of 1933 and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act since January 1, 2018 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities

Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, (x) there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents and (y) to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company’s Subsidiaries (i) is required to file or furnish any documents with the SEC or any securities regulation (or similar) regime of a non-U.S. Governmental Authority or (ii) has any securities that are listed on either a U.S. or non-U.S. securities exchange.

(b)    The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments). Since January 1, 2018, subject to any applicable grace periods, the Company has been and is in material compliance with the applicable provisions of the Sarbanes-Oxley Act.

(c)    Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date hereof, to be reflected or reserved against on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2020 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by, or arising out of, this Agreement and the Transactions, (iv) incurred in connection with the performance of the Company’s or any Subsidiary’s obligations under its Contracts to the extent such liabilities and obligations do not arise out of a breach of such Contract by the Company or any of its Subsidiaries, or (v) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)    The Company has established and maintains, and at all times since January 1, 2018 has maintained, disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, including during the periods in which the periodic reports required under the Exchange Act are being prepared. Since January 1, 2018, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal control over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and has not, since January 1, 2018, received any notice from NASDAQ asserting any material noncompliance with such requirements.

SECTION 3.06.    Absence of Certain Changes. Since December 31, 2019 through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions and negotiations related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in the ordinary course of business in all material respects (other than in connection with modifications, suspensions and/or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 or any COVID-19 Measures to the extent such modifications, suspensions and/or alterations of operations have not had a material adverse impact on the Company’s pre-clinical or clinical trials) and (b) there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since December 31, 2019 to the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of the covenants set forth in any of clauses (iii), (v), (x), (xiv), (xv) or (xvii) (solely as relates to the foregoing) of Section 5.01(b).

SECTION 3.07.    Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no, and has not been since January 1, 2018, any, (i) pending or, to the Knowledge of the Company, threatened legal or administrative claim, audit, arbitration, proceeding, suit, charge, complaint, arbitration or action by or before any Governmental Authority (an “Action”) against the Company or any of its Subsidiaries, (ii) outstanding order, judgment, injunction, ruling, writ, stipulation, settlement, award, finding, determination or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, (iii) settlements of any Actions to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound or (iv) to the Knowledge of the Company, investigation or review pending or threatened by any Governmental Authority with respect to the Company or any of its Subsidiaries.

SECTION 3.08.    Compliance with Laws; Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2018 have been, in compliance with all laws (whether foreign, federal, state, provincial, local, municipal, common or otherwise), statutes, treaties, directives, ordinances, codes, acts, constitutions, conventions, executive orders, decrees, rules or regulations enacted, adopted, promulgated or applied by any Governmental Authority (collectively, “Laws”) and Judgments applicable to the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries hold and are in compliance with all licenses, franchises, permits, consents, ratifications, waivers, exemptions, concessions, variances, registrations, clearances, certificates, approvals and other authorizations issued from a Governmental Authority (other than Regulatory Authorizations, which are the subject of Section 3.20) (collectively, “Permits”) necessary for the lawful conduct of their respective businesses as currently conducted.

SECTION 3.09.    Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)    The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct, accurate and complete in all respects.

(b)    All Taxes of the Company and each of its Subsidiaries (whether or not shown to be due on such Tax Returns) have been timely paid in full, except for Taxes that are not yet due or are being contested in good faith by appropriate proceedings (in each case provided that the Company or the applicable Subsidiary has made adequate provision for such Taxes in the Company’s or such Subsidiary’s balance sheet in accordance with GAAP).

(c)    No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are being conducted or pending or have been threatened in writing against the Company or any of its Subsidiaries in respect of any material amount of Tax or Tax asset, and neither the Company nor any of its Subsidiaries has received written notice of any audits, examinations, investigations, proposed adjustments, claims or other proceedings from any taxing authority in respect of any material Taxes of the Company or any of its Subsidiaries. No claim has been made in writing by any taxing authority in a jurisdiction where the Company and/or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(d)    There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e)    During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock occurring during the two-year period ending on the date of this Agreement that was intended to qualify for tax-free treatment under Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local or foreign Law).

(f)    Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations filing a consolidated federal income Tax return (other than a group the common parent of which is the Company), (ii) is a party to, or bound by, or has any obligation under, any Tax sharing, allocation or indemnification Contract other than agreements entered into in the ordinary course of business that do not have a principal purpose of addressing Tax matters, (iii) has entered into a material closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor.

(g)    All federal income Tax Returns of the affiliated group of which the Company is the common parent through the Tax year ended December 31, 2016 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Law, after giving effect to extensions or waivers, has expired. With respect to any tax years open for audit as of the date hereof, neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case that remains in effect.

(h)    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)    Each of the Company and each of its Subsidiaries has properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States).

(j)    The Company and each of its Subsidiaries have, to the extent applicable, (i) properly complied with all applicable Laws in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, and (ii) properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, in each case, in all material respects.

(k)    There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any taxing authority.

(l)    No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company and/or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(m)    Notwithstanding anything to the contrary contained in this Agreement, no representation or warranty is made with respect to the amount or availability of any Tax attribute (including a net operating loss or Tax credit) for any taxable period or portion thereof beginning after the Closing Date.

SECTION 3.10.    Employee Benefits.

(a)    Section 3.10(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan by jurisdiction. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the current plan document or a written description or summary thereof if such plan is not in writing, including all amendments and attachments thereto, (ii) the most recent financial statements, actuarial valuation report and annual report on Form 5500 as filed with the IRS, (iii) the most recent IRS determination, advisory or opinion letter received, (iv) the most recent summary plan description, including all summaries of material modifications thereto and (v) each related insurance Contract, trust or other funding vehicle or a written description or summary thereof if such Contract, trust or other funding vehicle is not in writing.

(b)    Each Company Plan has been established, maintained, administered, operated and funded in compliance, in all material respects, with its terms and all applicable Laws, including ERISA and the Code. With respect to each Company Plan, all payments, premiums, contributions, distributions and reimbursements that are due for all periods ending prior to or as of the Effective Time have been made timely, and all payments, premiums, contributions, distributions and reimbursements not yet due have been properly accrued, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has timely received a favorable advisory or determination letter from the IRS that it is currently entitled to rely upon or is entitled to rely upon a favorable opinion letter issued by the IRS, or has pending or has time remaining in which to file, an application for such determination from the IRS, and nothing has occurred that would reasonably be expected to adversely affect the qualification of any such Company Plan. With respect to each Company Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there are no pending, or to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits) by, on behalf of or against or relating to any Company Plan or any trust related thereto, (ii) no audit, investigation or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, anticipated or threatened and (iii) no act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Company or any of its Subsidiaries, to any material fine, penalty, Tax or other liability imposed under ERISA, the Code or other applicable Law. None of the Company or any of its Subsidiaries has any liability (whether or not assessed) for Taxes or penalties under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There has occurred no nonexempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any fiduciary duty under ERISA with respect to any Company Plan.

(c)    No Company Plan is, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to, has any obligation to contribute to, or has any current or contingent liability or obligation

(including on account of at any time being considered a single employer under Section 414 of the Code with any other Person) with respect to or under: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); or (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code or Section 210 of ERISA. No Company Plan is a multiple employer plan as described in Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. None of the Company or any of its Subsidiaries has any current or contingent liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d)    No Company Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, benefits or coverage in the nature of health, welfare, life or disability insurance following retirement or other termination of employment or service or ownership, other than coverage or benefits required to be provided under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or any other similar state applicable Law and for which the recipient pays the full premium cost of coverage.

(e)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event (including any termination of employment on or following the Effective Time), (i) entitle any current or former directors, officers, employees or other individual service providers of the Company or any of its Subsidiaries to any compensation, severance pay, unemployment compensation or any other payment (whether in the form of cash, property or the vesting of property) or material benefit, (ii) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any such current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries, (iii) cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan (through a grantor trust or otherwise), (iv) result in any “disqualified individual” receiving any “parachute payment” (each such term as defined in Section 280G of the Code) or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(f)    Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained, in all material respects, in accordance with a good faith, reasonable interpretation of, and has been in compliance, in all material respects, with, Section 409A of the Code, as determined under applicable guidance of the Department of Treasury and the Internal Revenue Service.

(g)    Neither the Company nor any of its Subsidiaries is a party to or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up, indemnification, reimbursement of or other payment for any Taxes, interest or penalties imposed by Sections 409A or 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Law relating to Tax).

(h)    Without limiting the generality of Sections 3.10(a) through 3.10(g), with respect to each Company Plan that is maintained outside the jurisdiction of the United States covering current or former employees, officers, directors or individual service providers of the Company or any of its Subsidiaries located outside of the United States (each a “Foreign Plan”): (i) if it is required to be registered, such Foreign Plan has been registered (and, where applicable, accepted for registration) and has been maintained in all material respects in good standing with applicable Governmental Authorities; (ii) all employer and employee contributions required by Law or by such Foreign Plan’s terms have been timely made, or, if applicable, accrued in accordance with normal accounting practices, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) it is not a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA).

SECTION 3.11.    Labor Matters. Neither the Company nor any Subsidiary of the Company is a party to or bound by any collective bargaining agreement or other Contract or arrangement with, and no employee of the

Company or any of its Subsidiaries is represented by, any labor union, works council or other labor organization. To the Knowledge of the Company there are, and since January 1, 2018 have been, no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor organization. There is, and since January 1, 2018 has been, no pending or to the Knowledge of the Company threatened strike, lockout, slowdown, work stoppage, or other material labor dispute by or with respect to the employees of the Company or any of its Subsidiaries. With respect to the Transactions, the Company and each of its Subsidiaries have satisfied in all material respects, or will satisfy in all material respects prior to the Offer Acceptance Time, all notice, consultation, bargaining, and consent obligations owed to its employees and their representatives under any collective bargaining agreement or similar labor contract or applicable Laws. Since January 1, 2018, neither the Company nor any of its Subsidiaries has taken any action that would trigger notice obligations under the WARN Act or similar applicable Laws in any jurisdiction. Since January 1, 2018, no employee of the Company or any of its Subsidiaries with a title of Executive Director or above has been the subject of any sexual harassment, sexual misconduct or sexual assault allegations during his or her tenure at the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries nor any employee of the Company or any of its Subsidiaries with a title of Executive Director or above has entered into any settlement agreement or confidentiality agreement relating to allegations of sexual harassment, sexual misconduct or sexual assault.

SECTION 3.12.    Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is and has been since January 1, 2018 in compliance with all applicable Laws and Judgments relating to public or workplace safety or health, pollution or protection of the natural environment, including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, hazardous materials, substances or wastes as the foregoing are enacted or in effect on or prior to Closing (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice since (or, to the extent unresolved, on or before) January 1, 2018 alleging that the Company or any of its Subsidiaries is in violation of, or has liability under, any Environmental Law, (b) the Company and its Subsidiaries possess and are, and since January 1, 2018 have been, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses as currently conducted, (c) there is no Action under or pursuant to any Environmental Law or Permit relating to environmental matters that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (d) neither the Company nor any of its Subsidiaries has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws, (e) neither the Company nor any of its Subsidiaries has Released, disposed or arranged for disposal of, transported, or exposed any Person to any substance, or owned or operated any property or facility contaminated by any substance, in each case so as to give rise to liability under any Environmental Law, and (f) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed, provided an indemnity with respect to or become subject to any liability of any other Person relating to any Environmental Law.

SECTION 3.13.    Intellectual Property. (a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all IP Registrations that are included in the Company Owned IP and Company Exclusively Licensed IP (including, for clarity, any IP Registrations that are exclusively in-licensed by the Company or any of its Subsidiaries) (collectively, the “Company Registrations”) which, in each case, specifies, as applicable, the owner(s) (including any co-owner(s)), application and patent or other registration numbers and dates, title and jurisdiction, and, if the owner is not the Company or any of its Subsidiaries, the corresponding license agreement(s) pursuant to which the Company and its Subsidiaries have the right to use such IP. Each Company Registration is subsisting and in full force and effect, and to the Company’s Knowledge, each issued or registered Company Registration is valid and enforceable.

(b)    The Company and/or one of its Subsidiaries solely owns all right, title and interest in and to all Company Owned IP, free and clear of all Liens (other than Permitted Liens), and has the right to use, pursuant to a valid and enforceable license agreement, all Company Exclusively Licensed IP and other IP licensed to the Company or any of its Subsidiaries by any third party, including as necessary for, or as used or held for use in, the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Company IP”) and, to the Company’s Knowledge, the Company IP constitutes all IP necessary for the exercise of the Covered Rights. No Company Owned IP, and to the Company’s Knowledge, no Company Exclusively Licensed IP, is subject, in any material respect, to any outstanding consent or Judgment or is subject to any exclusive or other material option or similar contingent right or joint ownership interest.

(c)    With respect to each Company Registration for the Company Owned IP, and to the Company’s Knowledge, the Company Exclusively Licensed IP, there has not been (and neither the Company nor any of its Subsidiaries has received notice of) any inventorship challenge, opposition, cancellation, inter partes review, derivative proceeding, re-examination (including supplemental re-examination), nullity, post-grant review, interference, or invalidity or unenforceability action or other material proceeding before any Governmental Authority, and to the Company’s Knowledge, none have been threatened. With respect to each Patent included in the Company Registrations included in the Company Owned IP, and to the Company’s Knowledge for the Company Registrations included in the Company Exclusively Licensed IP, (i) each of the Company and its Subsidiaries and, to the Company’s Knowledge, any Company Licensor or other Person associated with the filing or prosecution of any such Patent, has complied in all material respects with all applicable Laws in connection with the filing and prosecution of such Patent, including the duty of candor to the U.S. Patent and Trademark Office; (ii) all listed inventors of such Patent are the sole inventors of such Patents (including as the term “inventor” is defined and interpreted under U.S. patent law) and have irrevocably assigned all right, title and interest in and to such inventions and Patents to the Company or one of its Subsidiaries, or to the third party that has assigned such inventions and Patents to the Company or one of its Subsidiaries (or, if any such inventions or Patents are in-licensed to the Company or any of its Subsidiaries, then to the Company Licensor), and all third parties that assigned such inventions and Patents to the Company or one of its Subsidiaries have irrevocably assigned all right, title and interest in and to such inventions and Patents to the Company or its applicable Subsidiary; and (iii) all inventor and other assignments of any such inventions and Patents (including from any collaborators or other third parties) to the Company or any of its Subsidiaries (or, if in-licensed to the Company or any of its Subsidiaries, to the Company Licensor) have been properly executed pursuant to a valid and enforceable assignment agreement and recorded with the applicable Governmental Authority in accordance with applicable Laws, and no such assignments (including the inventions or Patents covered therein) are subject to any options or similar contingent rights or joint ownership interests or any other encumbrances, except where the failure to record any such assignment would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)    To the Company’s Knowledge, since January 1, 2018, neither the Company nor any of its Subsidiaries (including through any Company Employee/Contractor), nor the conduct of their respective businesses (including the exercise of any Covered Rights), is or was (or will be, to the Company’s Knowledge, through the exercise of the Covered Rights as currently contemplated) infringing, misappropriating or otherwise violating the IP of any other Person in any material respect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has (and, to the Company’s Knowledge, no Company Licensor has) received any complaint, notice or other communication, or is or was a party to any Action, involving, in any material respect, any (i) allegation that the Company or any of its Subsidiaries (including through any Company Employee/Contractor) or the conduct of their respective businesses is or was, or through the exercise of any Covered Rights will be, infringing, misappropriating or otherwise violating any IP of any other Person (including any demand from any Person to take a license or refrain from using any IP) or (ii) challenge to the ownership, use, validity, enforceability, patentability or registerability of any Company Owned IP and, to the Company’s Knowledge, the Company Exclusively Licensed IP, and with respect to each of the foregoing clauses (i) and (ii), no such Action has been threatened in writing (or, to the Company’s Knowledge, otherwise). The representations and warranties set forth in this Agreement shall be read without any application of 35 U.S.C. §271(e)(1) (the statutory research exemption) or any other similar Laws, in each case, to the same extent as if such Laws have no force or effect or do not exist.

(e)    Since January 1, 2018, and except as set forth in Section 3.13(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has filed any Actions against any Person alleging, in any material respect, any misappropriation, infringement or other violation by any Person of any Company IP, and, to the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company IP in any material respect. The Company or one of its Subsidiaries has the sole and exclusive right to bring an Action against any other Person for past, present or future infringement, misappropriation or other violation of any Company Owned IP.

(f)    Each of the Company and its Subsidiaries has taken reasonable measures to protect, maintain and enforce the Company Owned IP and, to the Company’s Knowledge, the Company Exclusively Licensed IP (including the confidentiality of any trade secrets included therein), including by requiring each Company Employee/Contractor (and to the Company’s Knowledge, each Company Licensor has required each Licensor Employee/Contractor) involved in any material respect in the conception, reduction to practice, or other creation for or on behalf of the Company of any IP to enter into valid and enforceable written agreements (each, an “Employee/Contractor IP Agreement”) with the Company or its applicable Subsidiary (or, as applicable, such Company Licensor), pursuant to which such Person is bound to maintain and protect the confidential information of the Company and its Subsidiaries (or, as applicable, such Company Licensor) and assign to the Company or its applicable Subsidiary (or, as applicable, such Company Licensor) sole ownership of all such IP conceived, reduced to practice or otherwise created by such Person in the course of such Person’s employment or other engagement with the Company or any of its Subsidiaries (or, as applicable, such Company Licensor), all in accordance with all applicable Laws.

(g)    No academic institution, research center, international organization or Governmental Authority or any Person working for or on behalf of any of the foregoing entities (collectively, “Academic/Governmental Persons”) has, or would reasonably be expected to have, any ownership or any other material right, title or interest (including any “march in” or co-ownership rights) in or to any Company Owned IP, including any claim or option or other contingent right to any of the foregoing. No funding, IP, facilities, personnel or other resources of an Academic/Governmental Person has been used in connection with any research or development activities (other than clinical trial activities) conducted by or on behalf of the Company or any of its Subsidiaries, including with respect to any Product(s), or the conception, reduction to practice other creation of any Company IP.

(h)    The consummation of the Transactions will not materially impair any right, title or interest of the Company or any of its Subsidiaries in or to any Company IP or Company Systems.

SECTION 3.14.    Data Protection; Company Systems. (a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries, and to the Knowledge of the Company, each Person acting on behalf of the Company or any of its Subsidiaries (including any Third Party Service Provider), since January 1, 2018: (i) has been in compliance with all Data Privacy and Security Requirements, including in connection with any pre-clinical and clinical trials and otherwise with respect to the collection, storage, sharing, transfer, disposition, protection, processing or other use of any PII; (ii) to the Knowledge of the Company, has not been subject to any unauthorized access, acquisition, disclosure or other security breaches with respect to any PII; (iii) has not received, or to the Knowledge of the Company otherwise been subject to, any complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Authority) regarding any (x) collection, storage, sharing, transfer, disposition, protection, processing or other use of any PII, or (y) violation of any Data Privacy and Security Requirements. To the Knowledge of the Company, the consummation of the Transactions will not violate in any material respect any Data Privacy and Security Requirement applicable to the Company and its Subsidiaries.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company Systems are in good working order and sufficient for the current conduct of the business of the Company and its Subsidiaries, and (ii) the Company and its Subsidiaries have purchased a sufficient number of license seats, and scope of rights, for all third party software used by the Company or any of its Subsidiaries for the respective businesses as currently conducted and have complied with the terms of the corresponding agreements. To the Company’s Knowledge, since January 1, 2018, there have been no material unauthorized intrusions or other material security breaches, or material failures or breakdowns that have not been remedied in all material respects, with respect to the Company Systems (including any which resulted in the unauthorized access to, or loss, corruption or alteration of any material data or information contained therein). Each of the Company and its Subsidiaries has taken commercially reasonable actions to protect the security and integrity of the Company Systems, including taking and storing on-site and off-site of back-up copies of material data and information.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (x) the Company owns, and has possession of or control over, all of the Company’s and its Subsidiaries’ PII and pre-clinical, clinical and other similar material data and information, including any databases containing any such data and information, and (y) such data and information (i) to the Knowledge of the Company, does not include non-key-coded clinical trial participant information or the means for reversing key coding, (ii) is located at the Company’s premises (excluding cloud-based or SaaS-based hosting and storage platforms) and in the Company Systems and is generally available and accessible to the Company and its Subsidiaries and is stored and backed-up on a regular basis, and (iii) will be owned, in the possession and control of, and available for use by, Parent and its Affiliates (including the Company and its Subsidiaries), immediately following the Closing Date, free and clear of any restrictions, limitations or obligations. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (A) the Company has obtained all consents and approvals that are necessary to collect, process, use and disclose the PII in its possession, and (B) there is no unauthorized use by the Company or, to the Knowledge of the Company, its Third Party Service Providers, of such PII. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and, if tested, such plans and procedures have been proven effective upon testing in all material respects.

SECTION 3.15.    No Rights Agreement; Anti-Takeover Laws. (a) The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)    Assuming the accuracy of the representations and warranties set forth in Section 4.10, the Board of Directors of the Company has taken all action necessary to render Section 203 of the DGCL inapplicable to the Transactions, and to the Knowledge of the Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to this Agreement or the Transactions.

SECTION 3.16.    Property.

(a)    Neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Liens).

(b)    Except with respect to matters related to real property (which are addressed in Section 3.16(a)), each of the Company and its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of the material tangible properties and material tangible assets owned or leased by them, in each case, free and clear of Liens (other than Permitted Liens) and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.17.    Contracts.

(a)    For purposes of this Agreement, “Material Contract” means any Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound:

(i)    that relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture, partnership or other equity investment in another Person;

(ii)    that relates to commercialization, manufacturing, collaboration, co-promotion, discovery, development or profit sharing agreements or arrangements (including any such agreements or arrangements with any third-party payor or any third party contract research organization that directly conducts clinical trials, but excluding, for the avoidance of doubt, any agreements or arrangements with third parties that support clinical trials or analyze or handle clinical data);

(iii)    other than (A) solely among wholly owned Subsidiaries and the Company and (B) letters of credit entered into in the ordinary course of business with respect to Company Leases, pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $10,000,000 outstanding (or that may otherwise be incurred by the Company or any of its Subsidiaries in accordance with the terms thereof) in the aggregate;

(iv)    that provides for the creation of any Lien, other than a Permitted Lien, with respect to any asset (including IP or other intangible assets) material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole;

(v)    that relates, in any material respect, in whole or in part, to any material IP, including Company Owned IP or Company Exclusively Licensed IP, including any (A) Contract that would entitle any third party to receive a license or any other right, title or interest (including any option or other contingent right, or any covenant not to sue) with respect to IP of Parent or any of its Affiliates (other than Company) following the Closing Date, (B) Contract pursuant to which the Company or any of its Subsidiaries is granted by, or grants to, any other Person, any exclusive or other material license or other exclusive or other material right, title or interest (including any option or other contingent right, or any covenant not to sue) with respect to, or assigns to any Person, or is assigned by any Person, any Company Owned IP or Company Exclusively Licensed IP, (C) Contract pursuant to which any joint or other material research or development activities related to any Product(s) are conducted, or (D) settlement, co-existence or other similar Contract or any Contract that restricts any Person from filing, registering, enforcing, disposing of or otherwise exploiting any IP related to any Product(s), in each case, other than licenses for commercially available, off-the-shelf software application with a replacement cost and/or aggregate annual license and maintenance fee of less than $50,000;

(vi)    that is with any university or other academic institution, research center, international organization or Governmental Authority, other than any sponsored research agreements or clinical trial site agreements entered into in the ordinary course of business;

(vii)    that is a settlement, conciliation or similar agreement which would require the Company or any of its Subsidiaries to pay consideration of more than $500,000 after the date of this Agreement or that imposes any other material obligations upon the Company or any of its Subsidiaries after the date of this Agreement;

(viii)    that is a Contract for the engagement of any person on a full-time, part-time, or consulting basis, providing for annual base salary compensation in excess of $300,000, in each case, that cannot be terminated by the Company or its Subsidiaries without penalty and on no more than sixty (60) days’ notice;

(ix)    that contains any (A) covenant that materially limits the ability of the Company or any of its Affiliates to engage in any line of business or to compete with any Person or operate at any geographic location, (B) “most favored nation” terms, including such terms for pricing or (C) terms providing for exclusive relations including, in each case of clauses (A) through (C), terms that, following the Closing, would reasonably be expected to so limit or impose such obligations on Parent or any of its Affiliates;

(x)    that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, or offer for purchase or sale, as applicable, any (A) equity interests of any Person or (B) assets (excluding ordinary course commitments to purchase goods, products and off-the-shelf software) or businesses for an amount in excess, in the aggregate, of $10,000,000;

(xi)    that (A) relates to the acquisition or disposition of assets or capital stock or other equity interests (by merger or otherwise) of any Person pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other contingent payment obligations after the date of this Agreement or (B) gives any Person the right to acquire any material assets of the Company or any of its Subsidiaries outside of the ordinary course of business after the date of this Agreement;

(xii)    that is a Contract with (A) any sole-source supplier or (B) any supplier not covered by clause (A) that involved the payment of more than $1,000,000 in the Company’s last fiscal year;

(xiii)    that indemnifies any director or executive officer of the Company or any of its Subsidiaries (other than any indemnification provisions set forth in the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries);

(xiv)    that requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries after the date hereof in an amount in excess of $10,000,000 in the aggregate;

(xv)    that is a Company Lease;

(xvi)    that is with the Person set forth on Section 3.17(a)(xvi) of the Company Disclosure Letter or any of its Affiliates; and

(xvii)    that is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b)    As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Material Contract other than the Material Contracts (i) set forth on Section 3.17(a) of the Company Disclosure Letter or (ii) that are filed as exhibits to the Company SEC Documents. True and complete copies of each Material Contract in effect as of the date of this Agreement, including all amendments, waivers and changes thereto, have been made available to Parent. Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (a) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (d) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, would constitute a default on the part of any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (e) as of the date hereof, the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

SECTION 3.18.    Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold all material policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect, are valid and enforceable, except for any expiration thereof in accordance with the terms thereof, and all premiums have been paid, and (c) the Company and its Subsidiaries are in compliance with the terms and conditions of all such policies. Since January 1, 2018, no written notice of cancelation or modification has been received by the Company or any of its Subsidiaries other than in connection with ordinary renewals, and to the Knowledge of the Company, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 3.19.    International Trade; Anti-Corruption.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2018, neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, nor to the Knowledge of the Company, any employee or agent or other third party representative acting for or on behalf of the Company or its Subsidiaries, has (i) made, offered, authorized, facilitated, promised, accepted, or received any unlawful payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Government Official, (ii) established or maintained any unlawful fund of corporate monies or properties, (iii) used any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iv) otherwise violated Anti-Corruption Laws, or (v) been a Sanctioned Person.

(b)    Since January 1, 2018 through the date hereof, neither the Company nor any of its Subsidiaries has (i) received from any Governmental Authority any written notice or inquiry, (ii) made any voluntary or involuntary disclosure to a Governmental Authority, or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case related to economic sanctions, export and import controls, and U.S. antiboycott requirements (“Trade Controls”) or Anti-Corruption Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries maintain policies, procedures and internal controls reasonably designed to ensure compliance with Trade Controls and Anti-Corruption Laws.

SECTION 3.20.    Regulatory Compliance. (a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Products are being, and since January 1, 2018 have been, researched, developed, tested, studied, manufactured, stored, supplied, licensed, offered for sale, sold or imported, as applicable, by or on behalf of the Company or any of its Subsidiaries, including, to the Knowledge of the Company, by any Company Partner involved in such activities, in compliance with all applicable Healthcare Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, since January 1, 2018, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Company Partner, has received any written notice or other communication from any Governmental Authority (A) withdrawing or placing on “clinical hold” any Product or (B) alleging any violation of any Healthcare Law by the Company or any of its Subsidiaries in connection with any Product. To the Knowledge of the Company, there are no investigations (either by Governmental Authorities or by the Company), suits, claims, actions or proceedings against the Company or any of its Subsidiaries relating to or arising under (A) Healthcare Laws, (B) the Social Security Act of 1935 (the “Social Security Act”) (or the regulations thereunder) or similar Laws, or (C) any applicable Laws relating to government health care programs, private health care plans or Data Privacy and Security Requirements. Since January 1, 2018, the Company has not conducted, nor is it currently conducting or planning to conduct as of the date of this Agreement, any internal investigation related to the Company’s or any of its Subsidiaries’ material compliance with any Healthcare Law or Data Privacy and Security Requirement.

(b)    The Company has provided or made available to Parent, as of the date hereof, complete and correct copies of each IND filed with respect to any product candidate of the Company or any of its Subsidiaries currently being developed by or on behalf of the Company or any of its Subsidiaries, including any material supplements and amendments thereto.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (i) the preclinical studies and clinical trials conducted by or at the direction of the Company and its Subsidiaries, and, if applicable, to the Knowledge of the Company, Company Partners, with respect to the Products were since January 1, 2018 conducted, and if still pending are being conducted, in accordance with approved clinical protocols, informed consents and applicable Healthcare Law requirements, and (ii) to the Knowledge of the Company, since January 1, 2018, there has not been any failure by the Company, any of its Subsidiaries or any Company Partner to conduct such preclinical studies and clinical trials in compliance with such applicable Healthcare Law requirements. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, since January 1, 2018, (A) no Regulatory Authorizations filed by or on behalf of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Company Partner with the FDA or any other Governmental Authority have been terminated or suspended by the FDA or any such Governmental Authority, and (B) neither the FDA nor any other Governmental Authority has commenced, or, to the Knowledge of the Company, threatened to initiate, any action (i) to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company, its Subsidiaries or, if applicable and to the Knowledge of the Company, any Company Partner in connection with any Product or (ii) alleging any material violation of Healthcare Laws by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Company Partner in connection with any Product. To the Company’s Knowledge, the Company is in compliance in all material respects with all Healthcare Laws except as would not reasonably be expected to jeopardize, delay or otherwise impact the acceptance of any regulatory filing or approval related to any Product.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the manufacture of the Products by the Company and its Subsidiaries for purposes of conducting research studies is, or, in the case of any Product manufactured by a Company Partner, to the Knowledge of the Company is, being conducted in compliance with the applicable requirements of current Good Manufacturing Practices.

(e)    Since January 1, 2018, none of (i) the Company or any of its Subsidiaries, (ii) any director or officer of the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, any employee or agent of the Company or any of its Subsidiaries or (iv) to the Knowledge of the Company, any Company Partner, has made any untrue statement of a material fact or fraudulent statement to any Governmental Authority or failed to disclose a material fact required to be disclosed to any Governmental Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy or Law. Since January 1, 2018, none of the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee or agent of the Company, any of its Subsidiaries or any Company Partner, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar applicable Law. The Company and its Subsidiaries do not employ or contract with any individuals who are disqualified persons pursuant to 21 U.S.C. § 312.70 for the performance of clinical trial-related services in connection with the Products. None of the Company or any of its Subsidiaries or any director or officer of the Company or, to the Knowledge of the Company, any employee or agent of the Company, has been convicted of any crime or, to the Knowledge of the Company, engaged in any conduct for which such person or entity would be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act, or any similar applicable Law.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (x) the Company, each of its Subsidiaries, and to the Knowledge of the Company, each Company Partner hold all Regulatory Authorizations from the FDA and all other Governmental Authorities that are required for the conduct of the Company’s business as currently conducted, and (y) all such Regulatory Authorizations are (i) in full force and effect, (ii) validly registered and on file with applicable Governmental Authorities, if any, (iii) in compliance with all formal filing and maintenance requirements, and (iv) in good standing, valid and enforceable. The consummation of the Transactions, in and of themselves, would not cause the revocation or cancellation of any such Regulatory Authorization.

SECTION 3.21.    Opinions of Financial Advisors. (a) The Board of Directors of the Company has received the opinion of Guggenheim Securities, LLC that, as of the date thereof, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications set forth therein, the Offer Price to be received by the holders of shares of Company Common Stock (excluding shares of Company Common Stock that constitute Appraisal Shares, are held by the Company as treasury stock or are owned by Parent or Merger Sub immediately prior to the Effective Time) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided to Parent by the Company promptly following the date of this Agreement on a non-reliance basis and for informational purposes only.

(b)    The Board of Directors of the Company has received the opinion of Centerview Partners LLC, financial advisor to the Company, that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of shares of Company Common Stock (other than Appraisal Shares and Company Common Stock owned by the Company as treasury stock, held by Parent or Merger Sub or held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be provided to Parent by the Company promptly following the date of this Agreement on a non-reliance basis and for informational purposes only.

SECTION 3.22.    Brokers and Other Advisors. Except for the Company Financial Advisors, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.23.    Interested Party Transactions. As of the date of this Agreement, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since January 1, 2018, no event has occurred and no relationship exists that would be required to be disclosed under Item  404 of Regulation S-K promulgated by the SEC (each, an “Interested Party Transaction”).

SECTION 3.24.     Key Clinical Event. Since January 1, 2018 through the date hereof, there has not occurred any Key Clinical Event. As used in this Section 3.24, “Key Clinical Event” means any action, or any event, fact, circumstance, occurrence or adverse audit or inspection finding that would reasonably be expected to lead to an action, by a Governmental Authority to place a clinical hold order on, or otherwise terminate, suspend or restrict, any ongoing clinical trial conducted with respect to Mavacamten which, in the case of any of the foregoing, would reasonably be expected to materially delay or materially impair the NDA seeking regulatory approval of Mavacamten for the treatment of obstructive HCM proposed to be made by the Company (the “Key Product NDA”).

SECTION 3.25.    Information Supplied; Offer Documents. None of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time such document (or any amendment or supplement thereto) is filed with the SEC or at the time such document (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D-9.

SECTION 3.26.    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by the Company in this Article III and in any certificate contemplated by clause (h) of Annex I, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts, projections, estimates or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.

(b)    Except for the representations and warranties expressly set forth in Article IV, the Company hereby acknowledges that neither Parent nor Merger Sub, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent, Merger Sub or their respective business or operations, including with respect to any documentation, forecasts, projections or estimates or other information provided or made available to the Company, its Subsidiaries or any of their respective Representatives or any information developed by the Company, its Subsidiaries or any of their respective Representatives.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the confidential disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Article IV to which it corresponds in number and each other section or subsection of this Article IV to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection):

SECTION 4.01.    Organization; Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02.    Authority; Noncontravention. (a) Each of Parent and Merger Sub has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of

Merger Sub has declared this Agreement advisable. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Transactions. Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Merger immediately following the execution and delivery of this Agreement. Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(b)    None of the execution and delivery of this Agreement by Parent and Merger Sub, the performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof or the consummation by Parent or Merger Sub of the Transactions will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Offer Acceptance Time or the Effective Time, as applicable, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03.    Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Offer Documents, (b) compliance with the rules and regulations of the NYSE and NASDAQ, (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and (e) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04.    Ownership and Operations of Merger Sub. Parent directly or indirectly owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens, except for Permitted Liens and such Liens as may be applicable under the Securities Act or other applicable securities Laws. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.    Sufficiency of Funds. (a) Parent has, and will have at all times required by this Agreement (including the Offer Acceptance Time and the Closing), sufficient cash and cash equivalents available to enable Merger Sub and the Surviving Corporation to pay, on the terms and conditions contained in this Agreement, the aggregate Offer Price and Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options, Company RSU Awards and Company PSU Awards under this Agreement) and to pay all related fees and expenses required to be paid by Parent and Merger Sub in connection with the Transactions.

(b)    Without limiting Section 8.08, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06.    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.07.    No Other Company Representations or Warranties.

(a)    Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts, projections or estimates or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

(b)    Except for the representations and warranties expressly set forth in Article III and in any certificate contemplated by clause (h) of Annex I, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any documentation, forecasts, projections or estimates or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

SECTION 4.08.    Information Supplied; Offer Documents. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time such document (or any amendment or supplement thereto) is filed with the SEC or at the time such document (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.

SECTION 4.09.    Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the Knowledge of Parent, threatened Action against Parent or Merger Sub or Judgment to which Parent or Merger Sub is subject.

SECTION 4.10.    Ownership of Company Common Stock. Neither Parent nor Merger Sub is, or has been at any time during the last three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL. Neither Parent nor any of Parent’s Subsidiaries directly or indirectly owns, and at all times within the last three (3) years, neither Parent nor any of Parent’s Subsidiaries has directly or indirectly owned, beneficially or otherwise, any Company Common Stock or any securities, contracts or obligations convertible into or exchangeable for Company Common Stock, excluding investments made in the ordinary course of business in connection with retirement plans, 401(k) plans, mutual funds, pension plans, or similar arrangements, in each case, not specifically targeted to an investment in the Company Common Stock and not resulting in record or beneficial ownership of any shares of Company Common Stock by Parent or any of its Subsidiaries.

SECTION 4.11.    Competing Businesses. As of the date of this Agreement, neither Parent nor Merger Sub nor any of its or their Subsidiaries or controlled Affiliates owns any interest in any Person that (a) derives a portion of its revenues from products or (b) is developing products, technologies, intellectual property or other know-how in the same product markets in which the Company operates that would reasonably be expected to have an adverse effect on the ability of Parent and Merger Sub to consummate the Transactions in a timely manner in accordance with the terms hereof. Nothing in this Section 4.11 shall apply with respect to any product or any interest in any Person disclosed by Parent in its publicly available August 6, 2020 Q2 2020 Results Presentation.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.    Conduct of Business. (a) Except (x) as required by applicable Law, the rules or regulations of NASDAQ or any Judgment, (y) as required or expressly provided by this Agreement or (z) as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed) the Company shall, and shall cause each of its Subsidiaries to (i) carry on its business in the ordinary course in all material respects, and (ii) use commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations with employees, customers, suppliers, licensors, licensees, Governmental Authorities and other Persons with whom the Company or its Subsidiaries have significant business relationships; provided that, in each case, the Company and its Subsidiaries may continue any advisable and reasonably necessary changes in their respective business practices adopted prior to the date hereof in response to COVID-19 and any COVID-19 Measures, and the Company may take such further actions advisable and reasonably necessary in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures in a commercially reasonable manner; provided further that, to the extent permitted by applicable Law, the Company shall take reasonable efforts to keep Parent reasonably informed of, and to the extent reasonably practicable, consult with Parent prior to the taking of, any such action(s) that would reasonably be expected to have a material impact on the operations of the Company and its Subsidiaries taken as a whole.

(b)    Without limiting the generality of the foregoing, except (x) as required by applicable Law, the rules or regulations of NASDAQ or any Judgment, (y) as required or expressly provided by this Agreement or (z) as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)    (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, pledge dispose of, encumber or grant any shares of its capital stock or other equity or voting interests, or Company Securities or any other securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for the issuance of Company Common Stock required (I) under options granted pursuant to the existing terms of the Company ESPP or (II) upon the exercise of Company Stock Options or the settlement of Company RSU Awards or Company PSU Awards, in each case of clauses (I) and (II), outstanding on the date of this Agreement, or take any action to cause to be exercisable, vested and/or settled (as applicable) any otherwise unexercisable Company Stock Option or any otherwise unsettled Company RSU Award or Company PSU Award (except as otherwise required by the express terms of any unexercisable, unvested and/or unsettled, as applicable, Company Stock Options, Company RSU Awards or Company PSU Awards outstanding and as in effect on the date of this Agreement), (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options, Company RSU Awards, Company PSU Awards or options granted under the Company ESPP, in each case, that are outstanding on the date hereof, (C) establish a record date for, declare, set aside for payment, authorize or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(ii)    (A) incur, assume, or otherwise become liable for any Indebtedness or guarantee any Indebtedness of another Person, except for intercompany Indebtedness among the Company and its wholly owned Subsidiaries, letters of credit entered into in the ordinary course of business in connection with Company Leases, and other Indebtedness not to exceed $10,000,000 in the aggregate, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person other than to the Company or any wholly owned Subsidiary of the Company;

(iii)    sell, assign, license, transfer or lease to any Person, or mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens), in a single transaction or series of related transactions, any of its properties or assets (other than Intellectual Property which is covered in clause (xiii) below) that have a current value in excess of $10,000,000 in the aggregate, except (A) dispositions of inventory in the ordinary course and dispositions of obsolete, surplus or worn out assets or assets that are no longer used in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its wholly owned Subsidiaries, and (C) dispositions of marketable securities in the ordinary course of business;

(iv)    make or authorize capital expenditures for property, plant and equipment, except (A) as contemplated by the capital expenditure budget of the Company set forth on Section 5.01(b)(iv) of the Company Disclosure Letter, or (B) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (B) not to exceed $10,000,000;

(v)    make (A) any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person (other than any acquisition of supplies, raw materials, inventory or products in the ordinary course of business) or (B) any capital contributions or investments (including through any loans or advances) in any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company), except for investments in short-term marketable securities in the ordinary course of business;

(vi)    except as required pursuant to the terms of any Company Plan (as in effect on the date hereof) set forth on Section 3.10(a) of the Company Disclosure Letter and made available to Parent, (1) increase the level of base compensation, wages, bonuses, incentive compensation, pension, severance or termination pay or any other compensation or benefits, payable or to become payable to any current or former director, officer or employee of the Company or any of its Subsidiaries at the Executive Director level or above, (2) establish, adopt, enter into, terminate or amend in any respect any (x) collective bargaining agreement or any other Contract with any labor union, works council or other labor organization, or (y) Company Plan (or any benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Plan if in effect on the date hereof), (3) take any action to accelerate any rights or benefits under any Company Plan, including any action to accelerate the vesting or funding or payment of any compensation or benefit to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (4) hire any individual to be employed by the Company or any of its Subsidiaries at the Executive Director level or above or terminate (other than for cause) the employment of any individual employed by the Company or any of its Subsidiaries at the Vice President level or above, (5) (x) pay any compensation, including any retention or transaction bonus (provided that, the foregoing shall not restrict the continued payment of base salary in the ordinary course of business consistent with past practice and the payment of compensation expressly permitted by this Section 5.01(b)), or (y) provide any benefits, in each case, to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, unless, in the case of each of (x) and (y), required by any Company Plan (as in effect on the date hereof) that is either (I) set forth on Section 3.10(a) of the Company Disclosure Letter and made available to Parent or (II) immaterial and not required to be set forth on Section 3.10(a) of the Company Disclosure Letter, (6) promote or change the employee grade or title of any employee to a level of Executive Director or above (unless such action does not affect the individual’s compensation or benefits) or demote any employee at the Vice President level or above, (7) implement or announce any facility closings or employment losses that implicate the WARN Act, or similar applicable Laws in any jurisdiction, or (8) recognize any labor union, works council, or other labor organization as the bargaining representative of any employees of the Company or any of its Subsidiaries;

(vii)    make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP, (B) by Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(viii)    amend the Company Charter Documents or the comparable organizational documents of any Subsidiary of the Company;

(ix)    settle, or offer or propose to settle, any Action made or pending against the Company or any of its Subsidiaries, other than the settlement of any Action in the ordinary course of business that require payments by the Company or any of its Subsidiaries (net of insurance proceeds) in an amount not to exceed $500,000 individually or $1,000,000 in the aggregate; provided, however, that the foregoing clause shall not permit the Company or any of its Subsidiaries to (A) settle any Action that would involve injunctive or equitable relief, impose any restrictions on the business or operations of the Company or any of its Subsidiaries (or, following the Closing, on Parent or any of its Affiliates), involve any admission of any wrongdoing by the Company or any of its Subsidiaries, or involve any license, cross license or similar arrangement with respect to Intellectual Property or (B) settle or propose to settle any Transaction Litigation, the treatment of which is addressed in Section 5.09;

(x)    (A) make, change or revoke any material Tax election; (B) change any annual Tax accounting period; (C) adopt or change any material method of Tax accounting; (D) file any material amended Tax Return; (E) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; (F) enter into any Tax allocation, indemnity or sharing agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); (G) enter into any material closing agreement with respect to Taxes; or (H) settle or surrender any material Tax claim, audit or assessment;

(xi)    without limiting or otherwise modifying the restrictions set forth in any other clause of this Section 5.01(b), (A) enter into, modify in any material respect, amend in any material respect, terminate (other than expirations in accordance with their terms) or waive any material rights or claims under any Material Contract described in clauses (i), (ii), (vi), (ix), (x), (xii) or (xvi) of Section 3.17(a), (B) other than in the ordinary course of business, enter into, modify in any material respect, amend in any material respect, terminate (other than expirations in accordance with their terms) or waive any material rights or claims under any other Material Contract, or (C) exercise any options under any Material Contract relating to any material “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of such rights) with respect to any Product to which such Material Contract relates;

(xii)    enter into, fail to renew, amend or terminate in any material respect any Company Lease;

(xiii)    (A) sell, assign, transfer, convey, license (as licensor), waive rights, fail to maintain or otherwise dispose of any material Intellectual Property, except for non-exclusive licenses of Intellectual Property granted to Company Partners, customers or distributors of the Company or any of its Subsidiaries that are entered into in the ordinary course of business consistent with past practice, (B) fail to diligently prosecute or maintain any material Company Registrations or fail to exercise a right of renewal or extension under any Contract relating to, or with respect to, any material Intellectual Property or (C) disclose any trade secrets of the Company or any of its Subsidiaries (other than pursuant to written confidentiality agreements entered into in the ordinary course of business or an Acceptable Confidentiality Agreement as permitted under Section 5.02);

(xiv)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Subsidiaries;

(xv)    qualify a new site for the manufacture of any Product, other than in the ordinary course of business consistent with past practice;

(xvi)    enter into or amend any Interested Party Transaction; or

(xvii)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)    From the date hereof until the Effective Time, the Company shall (i) upon request of Parent, provide Parent with a reasonable opportunity to review the material portions of the Key Product NDA, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA by the Company with respect to the Key Product NDA, (ii) to the extent reasonably practicable, consult with Parent in connection with any proposed meeting with the FDA relating to the Key Product NDA, and (iii) keep Parent reasonably informed of any material communication (written or oral) with or from the FDA regarding the Key Product NDA.

(d)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02.    Solicitation; Change in Recommendation. (a) Except as expressly permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries to, and shall instruct and cause its and their respective Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal, cease providing any information with respect to the Company and its Subsidiaries to such Person, and request the prompt return or destruction of all confidential information concerning the Company and its Subsidiaries in such Person’s possession or control and

(ii) from the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (C) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, license agreement, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal or (D) resolve, propose or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may to the extent reasonably necessary inform a Person that has made an inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal of the provisions of this Section 5.02.

(b)    Notwithstanding anything to the contrary set forth in this Agreement, if at any time on or after the date hereof and prior to the Offer Acceptance Time, the Company or any of its Representatives receives a bona fide Takeover Proposal, which Takeover Proposal was made after the date hereof and did not result from a material breach of Section 5.02(a), (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof or to request that such Takeover Proposal made orally be made in writing and (ii) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives; provided that the Company shall substantially concurrently provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) following the execution of an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations regarding such Takeover Proposal with the Person or group of Persons making such Takeover Proposal and its or their Representatives. Prior to the Offer Acceptance Time, the Company shall not be required to enforce, and shall be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit the submission or making of a private Takeover Proposal to the Board of Directors of the Company.

(c)    From and after the date hereof and prior to the Offer Acceptance Time, the Company shall promptly (and in any event within 24 hours) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such inquiry, proposal or offer and the identity of the Person or group of Persons making such inquiry, proposal or offer (and provide Parent with a copy of any such written proposal or offer and copies of any written materials related thereto exchanged between the Company and such Person), and the Company shall keep Parent informed on a reasonably prompt basis of the status of, and any material developments with respect to (and in any event within 24 hours of any such development), any such Takeover Proposal (including any changes to the material terms thereof). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Confidentiality Agreement.

(d)    Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withhold, withdraw or qualify (or modify in a manner adverse to Parent), or publicly propose to withhold, withdraw or qualify (or modify in a manner adverse to Parent), the Company Board Recommendation (or fail to include the Company Board recommendation in the Schedule 14D-9) (any action described in this clause (i)(A), an

“Intervening Event Adverse Recommendation Change”), (B) after public announcement of a Takeover Proposal (other than a tender or exchange offer), fail to publicly reaffirm the Company Board Recommendation upon a written request therefor by Parent by the earlier of ten (10) Business Days following a written request by Parent and two (2) Business Days prior to the then-scheduled Expiration Time; provided that Parent may make only one such request with respect to any Takeover Proposal, (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal or (D) with respect to a tender or exchange offer constituting a Takeover Proposal, fail to publicly recommend against such tender or exchange offer or fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of such tender or exchange offer having been commenced within the meaning of Rule 14d-2 under the Exchange Act (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”); provided, however, that it is understood and agreed that the Board of Directors of the Company or any committee thereof (x) may make or cause the Company to make a customary “stop, look and listen” communication and (y) in the case of a tender or exchange offer constituting a Takeover Proposal, may elect to take no position with respect to such Takeover Proposal until the close of business on the tenth (10th) Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act, in each case without such action being considered an Adverse Recommendation Change, or (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, license agreement, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing limitations but subject to the Company’s compliance with Section 5.02(e) or Section 5.02(f), as applicable, prior to the Offer Acceptance Time, but not after, the Board of Directors of the Company or any committee thereof may (I) make an Adverse Recommendation Change or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal that did not result from a material breach of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii), if the Board of Directors of the Company or any committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of an Intervening Event Adverse Recommendation Change, such Adverse Recommendation Change is not made in response to a Takeover Proposal and is made in response to an Intervening Event, and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Adverse Recommendation Change is made in response to a Takeover Proposal or (B) clause (II), such Takeover Proposal constitutes a Superior Proposal.

(e)    Prior to taking any of the actions expressly permitted by Section 5.02(d), in the event such action is proposed to be taken in connection with a Superior Proposal, the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any action set forth in clause Section 5.02(d)(I) or (II), unless (1) the Company has first given Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof and shall include copies of all material documents related thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such three (3) Business Day notice period following Parent’s receipt of the notice described in clause (1), to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (3) following the end of such three (3) Business Day notice period, the Board of Directors of the Company or any committee thereof shall have considered in good faith such written offer, and shall have determined in good faith after consultation with its financial advisors and outside legal counsel that (x) the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in any such revised written offer by Parent were to be given effect and (y) the failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that the Company shall be required to comply again with its obligations under the foregoing clauses (1), (2) and (3) in the event of any change to the financial or other material terms of such Superior Proposal, except that references to three (3) Business Days above shall be deemed to be references to two (2) Business Days).

(f)    Prior to taking any of the actions expressly permitted by Section 5.02(d), in the event an Intervening Event Adverse Recommendation Change is proposed to be taken in connection with an Intervening Event, the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, make an Intervening Event Adverse Recommendation Change, unless (1) the Company has first given Parent at least three (3) Business Days’ prior written notice of its intention to effect an Intervening Event Adverse Recommendation Change in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail, (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such three (3) Business Day notice period following Parent’s receipt of the notice described in clause (1), to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer to effect revisions to the terms of this Agreement that would eliminate the need of the Board of Directors of the Company to effect an Intervening Event Adverse Recommendation Change in connection with such Intervening Event and (3) following the end of such three (3) Business Day notice period, the Board of Directors of the Company or any committee thereof shall have considered in good faith any such revised written offer by Parent and shall have determined in good faith after consultation with its financial advisors and outside legal counsel that the failure to effect such Intervening Event Adverse Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)    Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that any such action that would otherwise constitute an Adverse Recommendation Change shall be made only in compliance with the other provisions of this Section 5.02.

(h)    As used in this Agreement, “Takeover Proposal” shall mean a proposal or offer from any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or exclusive license of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof), including through the acquisition of equity interests in or other capital stock of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of beneficial ownership of 20% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any committee thereof), beneficial ownership of 20% or more of the outstanding Company Common Stock, or 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(i)    As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment (i) would be more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement, and (ii) is reasonably likely to be completed; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “100%”.

(j)    As used in this Agreement, “Intervening Event” shall mean an event, development or change in circumstances arising or occurring after the date of this Agreement that materially affects the Company and its Subsidiaries, taken as a whole, and which was not known or reasonably foreseeable by the Board of Directors of the Company (or, if known, the material consequences of which were not reasonably foreseeable by the Board of Directors of the Company) as of or prior to the date of this Agreement; provided that in no event shall (1) the receipt, existence or terms of a Takeover Proposal or (2) clearance of the Merger under the HSR Act constitute an Intervening Event.

(k)    The Company agrees that in the event any Subsidiary or Representative of the Company takes any action at the direction or on behalf of the Company which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

SECTION 5.03.    Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions and (iii) execute and deliver any additional instruments necessary to consummate the Transactions, other than, in the case of each of clauses (i) through (iii), with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are addressed in Section 5.03(c) below. Notwithstanding anything to the contrary herein, prior to the Effective Time, no party hereto shall be required to, and the Company shall not without the consent of Parent, pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration in any form (including increased rent or other similar payments or commercial accommodation or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any liability, to obtain any consent of any Person (other than any Governmental Authority) under any Contract.

(b)    In furtherance and not in limitation of the foregoing, the Company and Parent shall each (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)    Each of the parties hereto agrees to use its reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, as soon as practicable and advisable after the date of this Agreement, but in no event later than ten (10) Business Days after the date hereof, and to utilize reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Parent shall pay all filing fees applicable for filings made pursuant to this Section. Further, each party hereto shall use its reasonable best efforts to eliminate each and every impediment and obtain all consents under the HSR Act or any other such Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority pursuant thereto, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions prior to the Outside Date. Without limiting the foregoing, Parent’s and Merger Sub’s reasonable best efforts shall include (i) committing to or effecting, by consent decree, hold separate order, trust, or otherwise, the divestiture, sale, license, transfer, assignment or other disposition of assets or businesses of the Company or its Subsidiaries, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries, and (iii) creating or consenting to create any relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements of the Company or its Subsidiaries (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to any of the Company or its businesses or assets, by consenting to such action by the Company) (each a “Divestiture Action”); provided, that Parent and Merger Sub shall not be required to take a Divestiture Action or any other action pursuant to this Section 5.03(c) (x) if such Divestiture Action or other action would reasonably be expected to have, individually or in the aggregate, a material adverse impact on, or as measured in comparison to, the expected benefits of the Transactions to Parent and Merger Sub and (y) unless such Divestiture Action or other action is necessary to consummate the Transactions prior to the Outside Date. In no event shall Parent, the Company or their respective Affiliates be required to proffer, consent to or agree to or effect any undertaking or other action relating to any objections asserted by any Governmental Authority with respect to the Transactions under any Antitrust Laws unless such action is conditioned upon the consummation of the Merger. Neither the Company nor its Subsidiaries shall, without the express written consent of Parent, take or agree to take any action relating to any objections asserted by any Governmental Authority with respect to the Transactions under any Antitrust Laws with respect to its business or operations, but, if requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to, subject to this Section 5.03(c), take any such actions to obtain any of the governmental approvals contemplated in this Section 5.03(c).

(d)    Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, and (ii) subject to applicable Laws relating to the exchange of information, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) documents” and “4(d) documents” as these terms are used in the rules and regulations under the HSR Act. To the extent reasonably practicable, all telephone calls and meetings with a Governmental Authority regarding the Transactions shall include representatives of Parent and the Company, and each party hereto must inform the other of any communications with a Governmental Authority relating to any Antitrust Laws. Except as otherwise restricted by this Section 5.03(d), Parent and the Company or their outside counsel shall have the right to review in advance all written materials submitted or communications made to any Governmental Authority in connection with the Transactions, in each case, to the extent such materials or communications are related to any Antitrust Laws; provided that materials required to be provided pursuant to this Section 5.03(d) may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.03(d) as “Outside Counsel Only”. Notwithstanding the foregoing, Parent shall, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, direct and control all aspects of each party hereto’s efforts to gain regulatory clearance either before any Governmental Authority or in any action brought to enjoin the Transactions pursuant to any Antitrust Laws.

(e)    Neither Parent nor Merger Sub shall, nor shall they permit their Subsidiaries or controlled Affiliates to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under the

HSR Act or other Antitrust Laws with respect to the Offer or the Merger or the other Transactions or otherwise not complying with the requirements of this Section.

SECTION 5.04.    Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system if it has used its commercially reasonable efforts to consult with the other party hereto but has been unable to do so prior to the time such press release or public statement is so required to be issued. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 5.04 shall not apply to any press release or other public statement (a) made by the Company or Parent which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) made or proposed to be made by the Company or Parent with respect to the matters described in, and in compliance with the provisions of, Section 5.02.

SECTION 5.05.    Access to Information; Confidentiality. Between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, upon reasonable notice and subject to applicable logistical restrictions or limitations as a result of COVID-19 or any COVID-19 Measures, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, designated employees, properties, books, Contracts and records and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment (after consultation with its outside counsel), that doing so would (i) result in the disclosure of trade secrets or competitively sensitive information to third parties, (ii) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; or (iv) jeopardize the health and safety of any employee of the Company or its Subsidiaries in light of COVID-19 (taking into account any COVID-19 Measures); provided further that to the extent reasonably practicable, (x) the parties hereto will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding proviso apply and (y) the Company shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law or waive such a privilege. Parent shall direct all initial requests for access pursuant to this Section 5.05 to the Chief Business Officer or the General Counsel of the Company or another person designated in writing by the Company. Until the Effective Time, all information provided amongst the parties hereto will be subject to the terms of the letter agreement dated as of September 17, 2020, by and among the Company and Parent (the “Confidentiality Agreement”).

SECTION 5.06.    Indemnification and Insurance. (a) From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) in each case to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action based on or arising out of (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case of clauses (A) and (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in the agreements in effect as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, from and after the Effective Time, Parent shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are in the Company Charter Documents as in effect as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 as incurred to the fullest extent permitted under applicable Law; provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnitee was not entitled to indemnification under this Section 5.06.

(b)    Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate to the extent reasonably practicable in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)    For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of the Premium Cap. The Company shall have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, so long as the effective annual premium under such policy does not exceed the Premium Cap. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d)    The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification. The Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06. The Surviving Corporation agrees to (and Parent shall cause the Surviving Corporation to) pay or advance, upon written request of the Indemnitee, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnitee in enforcing the indemnity and other rights provided in this Section 5.06; provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnitee was not entitled to indemnification under this Section 5.06.

(e)    In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

SECTION 5.07.    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08.    Employee Matters. (a) For a period beginning at the Effective Time and ending on the earliest of (such earliest period, the “Continuation Period”) (i) the first anniversary of the Effective Time, (ii) January 1, 2022 and (iii) the termination of employment of the relevant employee (provided, that, for the avoidance of doubt, such termination would not affect any severance protections otherwise required pursuant to this Section 5.08), Parent shall, and shall cause the Surviving Corporation to, provide to the employees of the Company or any of its Subsidiaries immediately prior to, and who remain so employed immediately following, the Effective Time (each, a “Continuing Employee”) (A) annual base salary or base wages (as applicable) at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the Effective Time, (B) target annual cash bonus opportunity or target cash commissions opportunity at least equal to the level of target annual cash bonus opportunity or target cash commissions opportunity that was provided to each such Continuing Employee as of immediately prior to the Effective Time, (C) severance and outplacement benefits to each Continuing Employee that are no less favorable than, and pursuant to the terms of, the Company’s severance and/or change in control plans or outplacement arrangements set forth on Section 5.08(a) of the Company Disclosure Letter (in each case, as in effect on, and in the form provided to Parent prior to, the date hereof, subject to any modifications permitted under Section 5.01(b)(vi) and the corresponding section of the Company Disclosure Letter), and (D) employee benefit plans and arrangements (other than base salaries or base wages, bonus opportunities, severance benefits, defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive or nonqualified deferred compensation or employee stock purchase plans (collectively, the “Specified Arrangements”)) that are no less favorable in the aggregate than the employee benefit plans and arrangements (other than the Specified Arrangements) provided to Continuing Employees immediately prior to the Effective Time under the Company Plans. Notwithstanding the foregoing, commencing on January 1, 2021 through the remainder of the Continuation Period, Parent may satisfy its obligations under this Section 5.08 by either providing the Continuing Employees with employee benefit plans and arrangements (other than the Specified Arrangements) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent or the same as provided to Continuing Employees immediately prior to the Effective Time under the Company Plans, with such determination of the employee benefits hereunder to be made by Parent in good faith.

(b)    If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall take or shall cause to be taken all actions necessary, including the adoption of written resolutions of the appropriate governing body in a form reasonably satisfactory to Parent (copies of which shall be provided to Parent prior to the Closing), to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”), and to fully vest all participants under such Company 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that the Company 401(k) Plan termination and full vesting of participants thereunder may be made contingent upon the consummation of the Transactions.

(c)    With respect to any 401(k) plan of Parent and its Subsidiaries and any vacation, paid time-off and severance plans in which Continuing Employees are eligible to participate after the Effective Time, for purposes of eligibility to participate, level of benefits and vesting, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent or any of its Subsidiaries to the same extent such service was recognized for the same purpose under a similar Company Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service. No Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time for purposes of benefit accruals under any defined benefit pension plans or any retiree medical or life insurance or other welfare-type benefits, or for any purposes under any equity or equity-based plans, that are maintained by Parent and its Subsidiaries.

(d)    Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health benefit plan maintained by Parent or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time and in the plan year in which the Effective Time occurs, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses paid by each Continuing Employee (and his or her covered, eligible dependents) during the plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant group health benefit plans in which they will be eligible to participate from and after the Effective Time and in the plan year in which the Effective Time occurs.

(e)    Parent hereby acknowledges that the consummation of the Offer constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Company Plan set forth on Section 5.08(e) of the Company Disclosure Letter that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable. Annual cash incentive bonuses for calendar year 2020 and the Company’s sabbatical program shall be treated as set forth in Section 5.08(e) of the Company Disclosure Letter. For Continuing Employees for whom the Company has been sponsoring their work visas and paying the related expenses, in each case as of immediately prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, during the Continuation Period, continue to sponsor such Continuing Employees’ work visas on the same terms as apply to similarly-situated employees of Parent for whom Parent sponsors work visas and in all respects subject to applicable Law.

(f)    Nothing contained in this Section 5.08, whether express or implied, shall be treated as an establishment, termination, amendment or other modification of any benefit or compensation plan, program, agreement, contract, policy or arrangement, or shall limit the right of Parent, the Surviving Corporation or any of their Affiliates to establish, amend, terminate or otherwise modify any benefit or compensation plan, program, agreement, contract, policy or arrangement following the Effective Time. Nothing in this Section 5.08, whether express or implied, shall create any rights or remedies whatsoever, including any third-party beneficiary or other rights, in any Person not a party to this Agreement, or shall be construed to create any right to employment or service with Parent, the Surviving Corporation or any of its Affiliates or continued employment or to any particular term or condition of employment or to limit the ability of Parent or the Surviving Corporation or any of their Affiliates to terminate the employment or service of any service provider (including any Continuing Employee) at any time and for any or no reason. Further, nothing in this Section 5.08 shall apply to Continuing Employees while they are terminated or temporarily laid off as a result of COVID-19 related circumstances.

SECTION 5.09.    Notification of Certain Matters; Stockholder Litigation.

(a)    Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions, (ii) any fact, event or circumstance that (A) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (B) is reasonably likely to result in any of the Offer Conditions not being able to be satisfied prior to the Outside Date, and (iii) any Clinical Event (provided that notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.09(a) shall not limit or otherwise affect the representations, warranties, covenants or agreements of the parties hereto, the remedies available hereunder to the party hereto receiving such notice or the conditions to such party’s obligation to consummate the Offer, the Merger or any of the other Transactions).

(b)    The Company (x) shall (1) give Parent the opportunity to participate in, but not control, the defense and settlement of any Transaction Litigation against the Company or its directors relating to this Agreement or the Transactions (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected) and (2) keep Parent reasonably informed with respect to the status thereof, and (y) shall not offer or propose to settle, settle or agree to settle any such Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnitees’ rights with regard to the right to counsel, following the Effective Time, the Indemnitees shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnitees and reasonably acceptable to Parent to defend any Transaction Litigation.

SECTION 5.10.    Stock Exchange De-listing. Parent shall use its reasonable best efforts to, and prior to the Closing, the Company shall use its reasonable best efforts to cooperate with Parent to, cause the Company Common Stock to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.11.    Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

SECTION 5.12.    Transfer of Company Common Stock Owned by Parent. Prior to the Offer Acceptance Time, Parent shall, and shall cause its Subsidiaries (other than Merger Sub) to, transfer all shares of Company Common Stock beneficially owned by Parent or any of its Subsidiaries to Merger Sub.

SECTION 5.13.    Director Resignations. Prior to the Closing, the Company shall use reasonable best efforts to deliver to Parent written resignations executed by each director of the Company (and, to the extent requested, each director of each Subsidiary of the Company) in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.    Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced or deemed applicable by any Governmental Authority of competent jurisdiction or any applicable Law (collectively, “Restraints”) shall be in effect enjoining, making illegal or otherwise prohibiting consummation of the Merger; and

(b)    Consummation of Offer. Merger Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII

Termination

SECTION 7.01.    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Offer Acceptance Time (except as otherwise expressly noted):

(a)    by the mutual written consent of the Company and Parent;

(b)    by either of the Company or Parent:

(i)    if (x) the Offer Acceptance Time shall not have occurred on or prior to March 3, 2021; provided that, if as of five (5) Business Days prior to such date, any of the conditions set forth in clause (b) (if the Restraint relates to an Antitrust Law), (c) (if the Action relates to an Antitrust Law) or (d) of Annex I shall not have been satisfied or waived (to the extent permitted by this Agreement and applicable Law), then Parent or the Company may extend the Outside Date for an additional thirty (30) days (as such date may be so extended, the “Outside Date”), or (y) the Offer shall have expired pursuant to its terms and the terms of this Agreement (after giving effect to any extensions thereof in accordance with this Agreement) without Merger Sub having accepted for payment the shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement on account of the failure to satisfy the Minimum Condition; provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party hereto if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or primarily resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(ii)    if any Restraint having the effect set forth in paragraph (b) of Annex I or Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose breach of this Agreement has been a principal cause of or primarily resulted in the entry of such Restraint or that has failed to use the required efforts to remove such Restraint in accordance with its obligations set forth in Section 5.03 of this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(c)    by Parent:

(i)    if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Annex I and (B) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, the Company shall not have cured the breach or failure to perform within thirty (30) calendar days (but in no event later than the Outside Date) following receipt by the Company of written notice of such breach or failure to perform from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 7.01(d)(i); or

(ii)    if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change; or

(d)    by the Company:

(i)    if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to a Parent Material Adverse Effect and (y) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Parent and Merger Sub shall not have cured the breach or failure to perform within thirty (30) calendar days (but in no event later than the Outside Date) following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 7.01(c)(i);

(ii)    if the Board of Directors has authorized the Company to substantially concurrently enter into a Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.02(d)(II) (after complying with Section 5.02(e)); provided that such termination shall not be valid unless prior to or substantially concurrently with such termination the Company pays the Company Termination Fee due under Section 7.03(a); or

(iii)    if Merger Sub fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer in accordance with Section 1.01(a) on or prior to the tenth (10th) Business Day following the date hereof or if Merger Sub fails to accept for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer when required to do so in accordance with the terms of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(d)(iii) shall not be available to the Company if the Company is in breach of any provision of this Agreement that has been a principal cause of or primarily resulted in the events specified in this Section  7.01(d)(iii).

SECTION 7.02.    Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 5.05, Sections 7.02 and 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except that no such termination shall relieve any party from liability for damages to another party resulting from a Willful and Material Breach of this Agreement or from fraud. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that any failure of Parent or Merger Sub to satisfy its obligation to accept for payment or pay for Company Common Stock following satisfaction of the Offer Conditions, and any failure of

Parent to cause the Merger to be effected following satisfaction of the conditions set forth in Article VI, will be deemed to constitute a Willful and Material Breach of a covenant of this Agreement.

SECTION 7.03.    Termination Fee. (a) In the event that:

(i)    this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.01(b)(i) (provided that (x) at the time of any such termination, the conditions to the Offer set forth in clauses (b), (c) and (d) of Annex I are satisfied and the Minimum Condition is not satisfied, and (y) with respect to any such termination by the Company, the right to terminate this Agreement pursuant to Section 7.01(b)(i) is then available to Parent) or by Parent pursuant to Section 7.01(c)(i) resulting from a Willful and Material Breach of this Agreement by the Company, (B) a bona fide Takeover Proposal shall have been publicly made or otherwise communicated or delivered to the Company’s Board of Directors and shall have become publicly known after the date of this Agreement and prior to such termination, and such Takeover Proposal shall not have been irrevocably withdrawn in good faith prior to such termination, and (C) within twelve months of the date this Agreement is so terminated, the Company (1) enters into a Company Acquisition Agreement with any Person or Persons with respect to any Takeover Proposal and such Takeover Proposal is subsequently consummated or (2) consummates any Takeover Proposal; provided that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)    this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same day funds (x) in the case of Section 7.03(a)(ii)(A), within two (2) Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), substantially concurrently with such termination or (z) in the case of Section 7.03(a)(i), within two (2) Business Days after the consummation of, the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay the applicable Company Termination Fee on more than one occasion. In the event that Parent shall become entitled to and receive payment of the Company Termination Fee, the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall have no further liability, whether pursuant to a claim in law or in equity, to Parent, Merger Sub or any of their respective Affiliates or any other Person, and none of Parent, Merger Sub or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Action against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement, or any matters forming the basis for such termination; provided that nothing in this Section 7.03 shall relieve the Company from liability for damages arising from a Willful and Material Breach of this Agreement or from fraud.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $458,000,000.

(b)    The Company acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 7.03, the Company shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to the payment date.

ARTICLE VIII

Miscellaneous

SECTION 8.01.    No Survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.    Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Offer Acceptance Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto. This Agreement may not be amended or supplemented after the Offer Acceptance Time.

SECTION 8.03.    Extension of Time, Waiver, Etc. At any time prior to the Offer Acceptance Time, Parent, the Company and Merger Sub may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void. For the avoidance of doubt, nothing in this Section 8.04 shall restrict one or more transfers of the equity of Merger Sub to or among one or more of Parent’s direct or indirect wholly owned Subsidiaries at any time; provided that such transfer by Parent shall not relieve Parent or Merger Sub of its obligations hereunder or otherwise alter or change any obligation of any other party hereto and no such transfer shall be permitted to the extent it would reasonably be expected to delay the Closing.

SECTION 8.05.    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

SECTION 8.06.    Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and all exhibits, annexes and schedules referred to herein, together with the Confidentiality Agreement and the Support Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Company Common Stock in the Offer and did not withdraw such shares of Company Common Stock to receive the Offer Price in respect of such shares; (ii) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration; (iii) if the Effective Time occurs, the right of the holders of Company Stock Options, Company RSU Awards and Company PSU Awards to receive such amounts as provided for in Section 2.03, and (iv) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 and Section 5.09(b) of this Agreement.

SECTION 8.07.    Governing Law; Jurisdiction. (a) This Agreement and any matters or disputes relating thereto shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)    All Actions arising out of or relating to this Agreement and the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), and in each case, appellate courts therefrom, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08.    Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The right to specific performance hereunder shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09.    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW,

ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, by facsimile (which is confirmed), by email (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties hereto at the following addresses:

If to Parent or Merger Sub, to it at:

Bristol-Myers Squibb Company

Route 206 & Province Line Road

Princeton, New Jersey 08540

Attention: Senior Vice President and Associate General Counsel,

                 Transactions Law

Email:       [Redacted]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Daniel E. Wolf, P.C.

                 Jonathan L. Davis, P.C.

                 Maggie D. Flores

Facsimile: (212) 446-6460

E-mail: daniel.wolf@kirkland.com

              jonathan.davis@kirkland.com

              maggie.flores@kirkland.com

If to the Company, to it at:

MyoKardia, Inc.

1000 Sierra Point Parkway

Brisbane, California 94005

Attention: Denelle Waynick

Facsimile: [Redacted]

E-mail: [Redacted]

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Stuart M. Cable

                 Lisa R. Haddad

                 Mitchell S. Bloom

Facsimile: (617) 649-1409

E-mail: scable@goodwinlaw.com

              lhaddad@goodwinlaw.com

              mbloom@goodwinlaw.com

or such other address, e-mail address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.11.    Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.    Definitions. (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company either before or after the date hereof that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being agreed that such confidentiality agreement need not prohibit the making of a private Takeover Proposal to the Board of Directors of the Company or otherwise contain any standstill or similar provision that would have the effect of prohibiting the making of a private Takeover Proposal); provided that in no event shall an Acceptable Confidentiality Agreement include provisions that prohibit the Company from complying with its obligations under Section 5.02(c).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, or money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and the Bank Secrecy Act, as amended by the USA PATRIOT Act.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Clinical Event” means any action, or any adverse inspection or audit finding that would reasonably be expected to result in an action, by a Governmental Authority to place a clinical hold order on, or otherwise terminate, suspend or restrict in any material respect, any ongoing clinical trial conducted by the Company or any of its Subsidiaries with respect to any Product which would reasonably be expected to result in a material delay or material impairment in the ability of the Company to obtain any Regulatory Authorizations from any Governmental Authority relating to such Product.

“Company Charter Documents” means the Company’s certificate of incorporation and by-laws, each as amended to the date of this Agreement.

“Company Employee/Contractor” means any current or former employee, consultant or contractor employed or otherwise engaged by the Company or one of its Subsidiaries prior to the Closing Date.

“Company Exclusively Licensed IP” means all Intellectual Property exclusively licensed or purported to be exclusively licensed to the Company or any of its Subsidiaries.

“Company Financial Advisors” means Centerview Partners, LLC and Guggenheim Securities, LLC.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Licensor” means any Person who grants to the Company or any of its Subsidiaries an exclusive license (including any sublicense) or other exclusive right under any Intellectual Property pursuant to a valid and enforceable written license agreement.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, in whole or in part, including all Company Registrations.

“Company Partner” means any partner, Third Party Service Provider, or other third party which pursuant to a Contract with the Company or any of its Subsidiaries co-develops, or otherwise has a license or other right to research, develop, manufacture, supply, test, distribute, offer for sale, sell or import any Product.

“Company Plan” means each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (ii) stock option, stock purchase, stock appreciation right or other stock-based or equity-based plan, program, policy, contract, agreement or other arrangement, (iii) employment, individual consulting, severance, termination, retention, change in control or other similar agreement or (iv) other benefit or compensation plan, policy, program, practice, arrangement, contract, promise or agreement, whether written or unwritten, including bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, retention, change in control, pension, hospitalization, medical, dental or vision benefits, vacation, life insurance, death benefit, sick pay, disability benefit, educational assistance, holiday pay, housing assistance, moving expense reimbursement, or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed or required to be contributed to by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any current or contingent liability or obligation, except in each case any of the foregoing that are sponsored or maintained pursuant to applicable Law.

“Company PSU Award” means each award of restricted stock units in respect of shares of Company Common Stock that is subject to performance-based vesting conditions, whether granted under a Company Stock Plan or otherwise.

“Company RSU Award” means each award of restricted stock units in respect of shares of Company Common Stock that is subject only to time-based vesting conditions, whether granted under a Company Stock Plan or otherwise.

“Company Stock Option” means each option to purchase shares of Company Common Stock (other than rights granted under the Company ESPP), whether granted under a Company Stock Plan or otherwise.

“Company Stock Plans” means the MyoKardia, Inc. 2012 Equity Incentive Plan, as amended, and, the MyoKardia, Inc. 2015 Stock Option and Incentive Plan, as amended.

“Company Systems” means the computer systems, including the software, cloud storage/computing platforms, mobile devices, firmware and hardware, in each case that are owned, leased or licensed by the Company or any of its Subsidiaries for use in the conduct of their respective businesses.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement or understanding that is legally binding.

“Covered Rights” means the right to research, develop, manufacture, have manufactured, supply, test, distribute, market, promote, license, offer for sale, sell, import, export, commercialize and otherwise exploit any Product of the Company or any of its Subsidiaries in any jurisdiction.

“COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act.

“Data Room” means the virtual “data room” under the name “Peregrine” hosted by Donnelley Financial Solutions and maintained by the Company in connection with the Transactions.

“Data Privacy and Security Requirements” means, to the extent relating to privacy, data protection and/or security of any PII, all applicable (i) Laws, (ii) policies (including privacy policies), programs and notices of the Company or any of its Subsidiaries, (iii) generally accepted industry standards applicable to the industry in which the Company and its Subsidiaries operate and (iv) contractual requirements to which the Company or any of its Subsidiaries is subject.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FDA” means United States Food and Drug Administration or any successor agency.

“FDCA” means United States Federal Food, Drug, and Cosmetic Act.

“GAAP” means generally accepted accounting principles in the United States.

“Good Clinical Practices” means with respect to the Company, the then current standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects) promulgated or endorsed by any applicable Governmental Authority, including those of the United States, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Authority.

“Good Laboratory Practices” means with respect to the Company, the then current standards, practices and procedures for pharmaceutical laboratories promulgated or endorsed by any applicable Governmental Authority, including those of the United States, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Authority.

“Good Manufacturing Practices” means with respect to the Company, the then current standards mandated by applicable Law of any applicable Governmental Authority as in effect at the time of the manufacture, relating to the manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drug products, as set forth in the FDCA, or other comparable Law of any comparable foreign Governmental Authority.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission, arbitrator, arbitral body, mediator or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization) or political subdivision thereof, whether federal, state or local, domestic, foreign or multinational, or any multinational organization or authority.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public international organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public international organization.

“Healthcare Laws” means any Law of any Governmental Authority applicable to the Company that relates to: (i) research, investigation, development, quality, safety, efficacy, manufacturing and distribution of pharmaceutical products; (ii) Good Laboratory Practices, Good Clinical Practices, and Good Manufacturing Practices; (iii) investigational use; (iv) product marketing authorization; (v) manufacturing facilities compliance and approval; (vi) labeling, advertising, promotional practices; (vii) safety surveillance, mandated reporting of incidents, occurrences, diseases and events record keeping and filing of required reports with the applicable Governmental Authority; (viii) the import into, or export out of, the U.S. of drugs, materials and technology; (ix) protection against biosafety risk; (x) the oversight of pharmaceutical or other interventional or non-interventional research studies, including medical and research record retention; (xi) human and animal subjects protection in research; and (xii) quality assurance, in each case including the associated rules and regulations promulgated thereunder by any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IND” means an investigational new drug application or clinical trial application filed with the FDA or any comparable foreign Governmental Authority, including all documents, data and other information concerning the applicable drug that are necessary for or filed with such application.

“Indebtedness” means (i) any indebtedness for borrowed money, (ii) all obligations of any Person evidenced by debt securities, bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (iii) all obligations as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, (iv) all obligations under capital leases to the extent required to be capitalized under GAAP, (v) all items constituting indebtedness as determined in accordance with GAAP, (vi) all obligations under any currency, interest rate or other swap or hedge agreement or any other hedging arrangement, (vii) all obligations with respect to deferred purchase price of property or services (other than trade payables or accruals incurred in the ordinary course of business), (viii) warrants or other rights to acquire any debt securities, and (ix) any guarantee of any such indebtedness described in the foregoing clauses (i) - (viii).

“Intellectual Property” or “IP” means any and all of the following in any jurisdiction throughout the world and all rights associated therewith: (i) patents, patent applications, patent disclosures, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, extensions, reissues and reexaminations and counterparts thereof) (collectively, “Patents”); (ii) trademarks and service marks, trade dress, logos, slogans, Internet domain names, corporate names, doing business designations, and all other indicia of origin, and all registrations, applications for registration and renewals of the foregoing, and all goodwill associated with the foregoing, and all social media accounts and addresses and other identifiers associated with any of the foregoing (collectively, “Trademarks”); (iii) works of authorship (whether or not copyrightable), copyrights and registrations, applications for registration, and renewals thereof, including moral rights of authors and all designs, data, databases and database rights; (iv) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (v) data, results, and information of any type whatsoever, whether tangible or intangible and regardless of the form or medium, including any know-how, trade secrets, expertise, knowledge, practices, techniques, concepts, methodologies, methods, processes, protocols, designs, ideas, invention disclosures, inventions (whether or not patentable or reduced to practice), improvements, industrial designs and models, discoveries, developments, unpublished patent applications, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), assays, screens, software, algorithms, models, data, databases, chemistry, manufacturing and control (CMC) information and data, lab notebooks, Patent data and records, stability, technology, test and other data and results (including pharmacological, biological, chemical, biochemical, toxicological, pre-clinical and clinical test data), screening, analytical and quality control data, results or descriptions, studies and procedures, development, manufacturing and distribution costs, information contained in submissions to and information from regulatory authorities, and studies, marketing and other reports; (vi) software (including source code, executable code, systems, network tools, data, databases, applications, firmware and all related documentation); (vii) all proprietary rights and all other intellectual property rights in any jurisdiction; and (viii) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IP Registrations” means issued Patents, registered Trademarks, registered copyrights and designs, mask work registrations, Internet domain name registrations and applications for any Patents or other registrations for any of the foregoing.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry, of the individuals listed on Section 8.12 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge, after due inquiry, of the individuals listed on Section 8.12 of the Parent Disclosure Letter.

“Licensor Employee/Contractor” means any current or former employee, consultant or contractor employed or otherwise engaged by any Company Licensor.

“Lien” means any pledge, lien, charge, encumbrance or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, event, fact, circumstance or occurrence that has or would be reasonably expected to have a material adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) any effect, change, event, fact, circumstance or occurrence to the extent generally affecting (1) companies in the industry in which the Company and its Subsidiaries operate, (2) business, economic or political conditions in the United States or elsewhere in the world or (3) the credit, financial, banking, currency or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market; (B) any effect, change, event, fact, circumstance or occurrence that results from (1) changes in Law or in GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing by a Governmental Authority), (2) the negotiation, execution, announcement or performance of this Agreement, the identity of Parent as the acquiror of the Company, or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(c) and 3.04), including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Governmental Authorities or other third parties, (3) acts of hostilities, war (whether or not declared), sabotage, terrorism, cyberterrorism or military actions, or any escalation or worsening of any of the foregoing, (4) volcanoes, tsunamis, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, earthquakes, hurricanes, tornados, floods, wild fires, weather conditions or other natural or man-made disasters or acts of God, or any escalation or worsening of any of the foregoing, (5) any action taken, or failure to take any action, by the Company or its Subsidiaries that is expressly required or prohibited (as applicable) by this Agreement or at Parent’s express written request, or (6) any Transaction Litigation or any demand or Action for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith; (C) (1) any change in the Company’s credit ratings, (2) any decline in the market price, or change in trading volume, of the capital stock of the Company or (3) any failure to meet, or changes to, any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or other financial or performance measures or operating statistics (whether made by the Company or third parties) (it being understood that the exceptions in clauses (C) (1), (2) and (3) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein is, or would reasonably be expected to be, a Material Adverse Effect); or (D) any regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing effects, changes, events, facts, circumstances or occurrences relating to or affecting any Product or any product or product candidate competitive with or related to any Product, in each case, not involving any wrongdoing by the Company or any of its Affiliates or Representatives (including (i) any suspension, rejection, refusal of, or request to refile any regulatory application, filing or approval or delay in obtaining, making or maintaining any such regulatory application, filing or approval or launching commercial sales of any Product, (ii) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Authority related to any Product, (iii) any delay, hold or termination of any preclinical or clinical study, trial or test related to any Product, (iv) any results, outcomes, data, adverse events, side effects or safety observations arising from any preclinical or clinical studies, trials or tests related to any Product, (v) approval by the FDA or another Governmental Authority, market entry or threatened market entry of any product or product candidate competitive with or related to any Product, (vi) any production or supply chain disruption affecting the manufacture of any Product, and (vii) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Governmental Authorities or representatives of any of the foregoing related to any Product); provided further, however, that any effect, change, event, fact, circumstance or occurrence referred to in clause (A) or clauses (B)(1), (3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event, fact, circumstance or occurrence has a disproportionate adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate.

“NDA” means a new drug application for a drug filed in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any comparable application submitted to any comparable foreign Governmental Authority, including a Marketing Authorisation Application in the European Union or a New Drug Submission in Canada.

“Parent Material Adverse Effect” means any effect, change, event, fact, circumstance or occurrence that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the consummation by Parent or Merger Sub of any of the Transactions.

“Permitted Liens” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens of record incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business of the Company and its Subsidiaries thereon, (iii) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business which are not due and payable and which shall be paid in full and released at Closing, (v) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (vi) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vii) non-exclusive licenses of Intellectual Property granted to customers or distributors of the Company or any of its Subsidiaries in the ordinary course of business, (viii) Liens discharged at or prior to the Effective Time and (ix) such other Liens or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“PII” means any personal information, data or other sensitive information and information relating to an identified or identifiable natural person, including any patient medical records and any other data and other information that is subject to any Laws relating to privacy or data protection and/or the security thereof.

“Premium Cap” has the meaning set forth on Section 5.06(c) of the Company Disclosure Letter.

“Products” means each of Mavacamten, Danicamtiv, MYK-224, LUS-1, ACT-1 and the early stage targets covered by the Company’s genetic cardiomyopathy programs.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Governmental Authority related to any Product, including any INDs and NDAs.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

“Representatives” means, with respect to any Person, its and its Subsidiaries’ and controlled Affiliates’ directors, officers, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, and other representatives (acting in such capacity) retained by or acting on behalf of such Person.

“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Venezuela, Sudan, Syria, and the Crimea region).

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, or the United Kingdom.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the U.S. Department of Commerce’s Denied Persons, Entity and Unverified Lists, the EU Consolidated List, the UN Security Council Consolidated List, and Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Tax” shall mean any and all U.S. federal, state, local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges of any kind imposed by any Governmental Authority, including but not limited to taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges or assessments of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority.

“Tax Returns” shall mean returns, reports, claims for refund, declarations or statements (including information returns), including any schedule, form or attachment thereto or any amendment thereof, with respect to Taxes, filed or required to be filed with any Governmental Authority.

“Third Party Service Provider” means any service provider or any other Person that may (i) collect, store, process, analyze or otherwise have access to any pre-clinical or clinical trial data, patient records or any other PII or confidential information of the Company of any of its Subsidiaries, or (ii) provide services related to the research, development, manufacturing or distribution of pharmaceutical products, including contract research organizations.

“Transaction Litigation” means any claim, demand or Action (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors of the Company, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Action based on allegations that the Company’s entry into this

Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Board of Directors of the Company or any officer of the Company).

“Transactions” means, collectively, the transactions contemplated by this Agreement and the Support Agreement, including the Offer and the Merger.

“Willful and Material Breach” means a material breach that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act, or the failure to cure such breach, would cause or constitute such material breach.

The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Academic/Governmental Persons	Section 3.13(g)
Action	Section 3.07
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Announcement	Section 5.04
Appraisal Shares	Section 2.06(a)
Balance Sheet Date	Section 3.05(c)
Bankruptcy and Equity Exceptions	Section 3.03(a)
Book Entry Share	Section 2.01(c)
Capitalization Date	Section 3.02(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.05
Closing	Section 1.04
Closing Date	Section 1.04
Code	Section 1.01(i)
Company	Preamble
Company 401(k) Plan	Section 5.08(b)
Company Acquisition Agreement	Section 5.02(d)
Company Board Recommendation	Section 3.03(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ESPP	Section 3.02(a)
Company IP	Section 3.13(b)
Company Partner	Section 3.20(a)
Company Preferred Stock	Section 3.02(a)
Company Registrations	Section 3.13(a)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Termination Fee	Section 7.03(a)(ii)
Compensation Committee	Section 5.11
Confidentiality Agreement	Section 5.05
Continuation Period	Section 5.08(a)
Continuing Employee	Section 5.08(a)
DGCL	Recitals
Divestiture Action	Section 5.03(c)
Effective Time	Section 1.05
Employee/Contractor IP Agreement	Section 3.13(f)
Environmental Laws	Section 3.12
Exchange Act	Section 3.04
Exchange Fund	Section 2.02(a)

Terms Not Defined in this Section 8.12	Section
Expiration Time	Section 1.01(d)
Filed SEC Documents	Article III
Foreign Plan	Section 3.10(b)
Indemnitee	Section 5.06(a)
Initial Expiration Time	Section 1.01(d)
Interested Party Transaction	Section 3.23
Intervening Event	Section 5.02(j)
Intervening Event Adverse Recommendation Change	Section 5.02(d)
Judgment	Section 3.07
Key Clinical Event	Section 3.24
Key Product NDA	Section 3.24
Laws	Section 3.08
Material Contract	Section 3.17(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Minimum Condition	Annex I
NASDAQ	Section 1.01(e)(ii)
Offer	Recitals
Offer Acceptance Time	Section 1.01(b)
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(h)
Offer Price	Recitals
Offer to Purchase	Section 1.01(c)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article IV
Paying Agent	Section 2.02(a)
Permits	Section 3.08
Premium Cap	Section 5.06(c)
Restraints	Section 6.01(a)
Sarbanes-Oxley Act	Section 3.05(a)
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(h)
SEC	Section 3.04
Secretary of State	Section 1.05
Securities Act	Section 3.05(a)
Social Security Act	Section 3.20(a)
Superior Proposal	Section 5.02(i)
Support Agreement	Recitals
Surviving Corporation	Section 1.03
Takeover Law	Section 3.15(b)
Takeover Proposal	Section 5.02(h)
Termination Condition	Annex I

SECTION 8.13.    Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement. Except as expressly provided in Section 2.02(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Offer, the Merger or the other Transactions shall be paid by Parent and Merger Sub when due.

SECTION 8.14.    Performance of Merger Sub. Parent hereby agrees to cause Merger Sub to comply with all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation, and Parent shall be jointly and severally liable with Merger Sub (and following the Effective Time, with the Surviving Corporation) for the due and timely performance, discharge and compliance of each of said obligations, covenants, terms, conditions and undertakings.

SECTION 8.15.    Interpretation. (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents posted to the Data Room by or on behalf of the Company on or prior to 11:59 pm New York City time on October 2, 2020 or delivered by or on behalf of the Company to Parent or its Representatives via electronic mail prior to the execution of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument, Law or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, Law or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws or statutes) by succession of comparable successor statutes and any rules, guidelines or regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BRISTOL-MYERS SQUIBB COMPANY

By
/s/ Elizabeth A. Mily
	Name:	Elizabeth A. Mily
	Title:	Executive Vice President, Strategy and Business Development

GOTHAM MERGER SUB INC.

By
/s/ Brian P. Heaphy
	Name:	Brian P. Heaphy
	Title:	Vice President

MYOKARDIA, INC.

By
/s/ Tassos Gianakakos
	Name:	Tassos Gianakakos
	Title:	President & Chief Executive Officer

Annex I

Conditions to the Offer

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

(a)    Minimum Condition. The number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Company Common Stock then owned by Parent or Merger Sub, do not represent at least one share more than 50% of the then outstanding shares of Company Common Stock (the “Minimum Condition”).

(b)    Restraints. Any Restraint shall be in effect enjoining, making illegal or otherwise prohibiting consummation of the Offer or the Merger.

(c)    Actions. There shall be an Action instituted or pending by a Governmental Authority of competent jurisdiction seeking any Judgment (i) to prevent, prohibit or make illegal the consummation of the Offer or the Merger, (ii) to prohibit Parent’s ability to vote, transfer, receive dividends or otherwise exercise full rights of ownership with respect to the stock of the Company or (iii) in connection with the Offer or the Merger, to prohibit, limit, restrain or impair in any material respect Parent’s ability to own, control, direct, manage, or operate or to retain or change any material portion of the assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries or any of the material assets, licenses, operations, rights, product lines, businesses or interests therein of Parent or its Subsidiaries (other than, in each case, a Divestiture Action required to be taken by Parent and Merger Sub pursuant to Section 5.03(c)).

(d)    Governmental Consents. The waiting period (and any extension thereof) applicable to the consummation of the Offer or the Merger under the HSR Act shall have neither expired nor shall have early termination thereof been granted or there is in effect any voluntary agreement between Parent, Merger Sub or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent, Merger Sub or the Company has agreed not to consummate the Merger for any period of time.

(e)    Representations and Warranties. Any of the representations and warranties of the Company (i) set forth in Section 3.02(a) or the first sentence of Section 3.02(b) shall not be true and correct in all respects as of the date of this Agreement and as of the scheduled Expiration Time, with the same effect as though made as of the scheduled Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies, (ii) set forth in the first sentence of Section 3.01(a) (Organization; Standing), Section 3.03(a) (Authority; Noncontravention), Section 3.15 (No Rights Agreement; Anti-Takeover Provisions), Section 3.21 (Opinions of Financial Advisor) and Section 3.22 (Brokers and Other Advisors) shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the date of this Agreement and as of the scheduled Expiration Time with the same effect as though made as of the scheduled Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.06(b) (Absence of Certain Changes) shall not be true and correct in all respects as of the date thereof, or (iv) set forth in Article III of the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this paragraph (e), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the scheduled Expiration Time with the same effect as though made as of the scheduled Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect that is continuing as of the scheduled Expiration Time.

(f)    Compliance with Covenants. The Company shall not have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the scheduled Expiration Time under the Agreement.

(g)    Company Material Adverse Effect Condition. Since the date of the Agreement there shall have been any effect, change, event, fact, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect that is continuing as of the scheduled Expiration Time.

(h)    Officer’s Certificate. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the none of the conditions in paragraphs (e), (f) and (g) in this Annex I shall have occurred and be continuing.

(i)    No Termination of Agreement. This Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, the Termination Condition or as otherwise set forth in the Agreement, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed.

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Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MYOKARDIA, INC.

ARTICLE ONE

The name of the corporation is MyoKardia, Inc. (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is One Thousand (1000) shares, all of which shall be shares of Common Stock, with a par value of $0.01 per share.

ARTICLE FIVE

The directors shall have the power to adopt, amend or repeal By-Laws, except as may be otherwise be provided in the By-Laws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE SEVEN

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this ARTICLE SEVEN by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.

ARTICLE EIGHT

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

2